SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: March 29, 2004	By: (Sd.) Hubert Chak
Name: Hubert Chak
Title: Company Secretary

2

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Press Release dated February 27, 2004

2.	Results Announcement dated March 4, 2004

3.	Teletext Announcement dated March 5, 2004

4.	Joint Announcement dated March 5, 2004

5.	Press Release dated March 7, 2004

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Item 1

PCCW DEPUTY CHAIRMAN RETIRES

HONG KONG, February 27, 2004 — PCCW Limited has announced that the retirement of Mr Linus Cheung as an Executive Director and Deputy Chairman of the company will become effective on 29 February, 2004.

Mr Cheung joined the company’s predecessor, Hongkong Telecom, in 1994 as Chief Executive and was appointed to his present positions following the merger that created PCCW Limited in August 2000.

Chairman, Mr Richard Li, said he was grateful to the contribution Mr Cheung had made to the company over the past decade, and on behalf of all his colleagues and many friends, wished him well for the future.

*     *     *

About PCCW

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW) is the largest communications provider in Hong Kong and one of Asia’s leading IT&T players. Hong Kong’s image as a center of technology excellence continues to be enhanced by PCCW’s innovation, especially in new generation fixed-line telephony, broadband, IT, wireless and delivery of home entertainment. Internationally, PCCW provides cutting-edge technical services to network operators, and enables organizations to bring their business to Asia and take Asian business to the rest of the world. The Company’s English name was changed in 2002 from “Pacific Century CyberWorks Limited” to “PCCW Limited”.

To learn more about PCCW, go to www.pccw.com

Media inquiries, please call

Joan Wagner
Corporate Communications
Tel: 852 2514 8883
Email: joan.wagner@pccw.com

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Item 2

     FINAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

The directors ("Directors") of PCCW Limited (the "Company" or "PCCW") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2003.

OVERVIEW

•	Consolidated revenue increased 12 percent to HK$22,550 million (approximately US$2,891 million)

•	EBITDA[1] decreased 9 percent to HK$7,372 million (approximately US$945 million)

•	Recurring operating cash flow increased to HK$1,432 million (approximately US$184 million)

•	Net Debt[2] reduced by 11 percent to HK$29,131 million (approximately US$3,735 million)

•	Provisions for impairment of the Group’s interests in REACH and in various other assets and restructuring costs totaled HK$6,954 million (approximately US$892 million)

Consolidated revenue of the Group for the year ended December 31, 2003 was HK$22,550 million (approximately US$2,891 million) compared to HK$20,112 million (approximately US$2,578 million) for the year ended December 31, 2002, representing a 12 percent increase. Group EBITDA decreased 9 percent to HK$7,372 million (approximately US$945 million) for the year ended December 31, 2003 from HK$8,120 million (approximately US$1,041 million) for the year ended December 31, 2002. Loss attributable to shareholders for the year ended December 31, 2003 was HK$6,100 million (approximately US$782 million) compared to a loss of HK$7,762 million (approximately US$995 million) in 2002.

The increase in revenue was primarily due to the successful pre-sales of Residence Bel-Air of the Cyberport project, with revenue of HK$4,111 million (approximately US$527 million) recognized in 2003; continuing growth in broadband Internet access business; and increased revenue from the IT business in mainland China.

Competition in the Hong Kong telecommunications market continued to be substantial. The increase in revenue was partially offset by a reduction in revenue from certain traditional telecommunications services primarily due to a reduction in the overall number of direct exchange lines in service operated by the Group, and the significant downward pricing pressure in the traditional local data and international telecommunications markets.

1

During the year, the Group launched a number of innovative products and services. New generation fixed-line services were introduced in July 2003 to redefine the traditional telephone network with an aim to keep Hong Kong at the forefront of developments in telecommunications technology. Up to December 31, 2003, over 650,000 customers have signed up for the services, representing over 30 percent of the Group's addressable exchange lines. Further in September 2003, the Group launched now Broadband TV, the all new pay-TV service, attracting over 200,000 existing and new NETVIGATOR customers by December 31, 2003.

During the year, PCCW applied to be declared non-dominant in the supply of business and residential direct exchange line services. The Office of the Telecommunications Authority ("OFTA") is currently in the process of consultations on these two applications. Another consultation paper in relation to Type II interconnection policies (i.e. unbundled local loop) was also issued during the past year. In a second consultation paper on unbundling, the Government of the Hong Kong Special Administrative Region (the "Hong Kong Government") tentatively concluded to phase out compulsory unbundling. The details are still being considered in this second round. PCCW is determined to strive for further regulatory relief and pricing flexibility and to compete on a level playing field. It was, however, too early to determine how the Group's results would be influenced by these regulatory developments.

Pre-sales of Residence Bel-Air commenced in February 2003. The luxurious flats attracted an overwhelming response from the market and all 1,204 units in the first and second phases have now been sold. As a result of the recognition of Residence Bel-Air sales and the corresponding costs, the Group's EBITDA margin decreased to approximately 33 percent for the year ended December 31, 2003 from approximately 40 percent in the previous year. Excluding Residence Bel-Air of the Cyberport project, EBITDA margin remained stable at 40 percent.

The continuing difficult and volatile trading conditions in the undersea and long haul telecommunications market led to a decline in the operating results of Reach Ltd. ("REACH") in 2003. As a result, REACH'S EBITDA decreased to HK$733 million (approximately US$94 million) for the year ended December 31, 2003 from HK$3,304 million (approximately US$423 million) for the year ended December 31, 2002. REACH recorded a loss during the year and PCCW's share of loss before tax from REACH was HK$821 million (approximately US$105 million) for the year ended December 31, 2003 versus a share of profit before tax of HK$738 million (approximately US$95 million) for the year ended December 31, 2002.

The Group performed impairment assessments of its interests in REACH and in various other assets. In view of the continuing difficult operating environment due to aggressive pricing and over-supply of capacity, prudent decisions have been made to make a full provision for impairment of the Group's entire stake in REACH of HK$4,159 million (approximately US$533 million). Accordingly, the Group’s total investment in REACH has been written down to zero as at December 31, 2003 and there will be no further equity loss pick up required by the Group for future losses from REACH.

Other provisions for impairment losses and restructuring costs totaling HK$2,795 million (approximately US$359 million) were taken to reflect technology development and changes in market dynamics of the sectors in which the Group operates. Certain network fixed assets and other intangibles have become obsolete or impaired. In addition, JALECO LTD., the Company’s majority-owned subsidiary listed in Japan, (“JALECO”) has restructured its gaming business and exited certain legacy businesses.

All the impairment charges are non-cash related and will not have an impact on the Group’s operating cash flow or its ability to pay down debt.

2

The Group recorded a loss attributable to shareholders of HK$6,100 million (approximately US$782 million) for the year ended December 31, 2003 compared to a loss of HK$7,762 million (approximately US$995 million) for the year ended December 31, 2002. Net profit before impairment provisions, restructuring costs, the Group's share of REACH'S results and net losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited “(RWC”) and MobileOne Ltd (“MobileOne”) was HK$1,675 million (approximately US$215 million) for the year ended December 31, 2003 compared to HK$2,041 million (approximately US$262 million) for the year ended December 31, 2002, presented on the same basis.

The Group continued to generate healthy core operating cash flow during the year. Recurring operating cash flow increased to HK$1,432 million (approximately US$184 million) for the year ended December 31, 2003 from HK$902 million (approximately US$116 million) for the year ended December 31, 2002. The increase was primarily due to a significant reduction in investment in the Cyberport project.

Further deleveraging and achieving the desired “A” credit ratings for its indirect wholly-owned subsidiary, PCCW-HKT Telephone Limited (“HKTC”), remained as the Group's financing priorities. PCCW continued to adhere to its goals by making significant progress in debt reduction. As at December 31, 2003, Net Debt2 was reduced by 11 percent to HK$29,131 million (approximately US$3,735 million) from HK$32,919 million (approximately US$4,220 million) as at December 31, 2002.

Note 1	EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains/(losses) on investments, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates, net losses on disposal of interests in RWC and MobileOne, other income and the Group's share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

Note 2	Net Debt refers to gross long-term debt minus Net Cash[3].

Note 3	Net Cash is cash and cash equivalents plus fixed deposits for banking facilities for the Cyberport project minus short-term borrowings. Pre-sales proceeds from Residence Bel-Air net of monies applied to construction costs of Cyberport are excluded.

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FINANCIAL REVIEW OF BUSINESS UNITS

Year ended December 31,	2003				2002				y-o-y
	H1	H2	Full Year	Full Year	H1	H2	Full Year	Full Year	Better/
	HK$'M	HK$'M	HK$'M	US$'M	HK$'M	HK$'M	HK$'M	US$'M	(Worse)
Revenue
TSS	8,386	8,186	16,572	2,125	9,105	8,902	18,007	2,309	(8)%
Business eSolutions[1]	1,141	1,185	2,326	298	1,142	1,092	2,234	286	4%
Infrastructure	1,697	2,903	4,600	590	311	374	685	88	572%

Infrastructure (ex-Residence Bel-Air)	250	239	489	63	311	374	685	88	(29)%
Residence Bel-Air	1,447	2,664	4,111	527	-	-	-	-	NA

Others	165	261	426	54	362	431	793	102	(46)%
Elimination	(663)	(711)	(1,374)	(176)	(717)	(890)	(1,607)	(207)	14%

Total Revenue	10,726	11,824	22,550	2,891	10,203	9,909	20,112	2,578	12%

	4

Year ended December 31,	2003				2002				y-o-y
	H1	H2	Full Year	Full Year	H1	H2	Full Year	Full Year	Better/
	HK$'M	HK$'M	HK$'M	US$'M	HK$'M	HK$'M	HK$'M	US$'M	(Worse)
EBITDA
TSS	4,276	4,015	8,291	1,063	4,487	4,416	8,903	1,142	(7)%
Business eSolutions[1]	80	(35)	45	6	125	26	151	19	(70)%
Infrastructure	143	118	261	33	279	197	476	61	(45)%

Infrastructure (ex-Residence Bel-Air)	142	108	250	32	279	197	476	61	(47)%
Residence Bel-Air	1	10	11	1	-	-	-	-	NA

Others	(637)	(588)	(1,225)	(157)	(760)	(650)	(1,410)	(181)	13%

Total EBITDA	3,862	3,510	7,372	945	4,131	3,989	8,120	1,041	(9)%

Group EBITDA Margin	36%	30%	33%	33%	40%	40%	40%	40%

EBITDA Margin (ex-Residence Bel-Air)	42%	38%	40%	40%	40%	40%	40%	40%

Depreciation and amortization	(1,432)	(1,456)	(2,888)	(370)	(1,403)	(1,429)	(2,832)	(363)	(2)%
Loss on disposal of fixed assets	(72)	(73)	(145)	(19)	(4)	(72)	(76)	(10)	(91)%

Operating Profit[2]	2,358	1,981	4,339	556	2,724	2,488	5,212	668	(17)%

Note 1   Business eSolutions included IT business provisioned under Unihub.

Note 2   Operating profit before net gains on investments, provisions for impairment losses and restructuring costs.

REVENUE

Telecommunications Services (“TSS”)
During 2003, TSS continued to actively manage its business and operations in response to the specific economic realities faced by its global and Hong Kong customers as well as the challenging operating, competitive and regulatory environment in Hong Kong's telecommunications market. The unit continued to be the market leader in introducing innovative products and launched new generation fixed-line services, now Broadband TV and PCCW Convergence, during the year. Its investments in value-added services, data transmission services and broadband services, and its quality of service are seen as key differentiators against competitors.

The table below sets out the financial performance of TSS for the years ended December 31, 2003 and 2002:

5

Year ended December 31,	2003				2002

	H1 HK$'M	H2 HK$'M	Full Year HK$'M	Full Year US$'M	H1 HK$'M	H2 HK$'M	Full Year HK$'M	Full Year US$'M	y-o-y Better/ (Worse)

Local Telephony Services	3,071	2,953	6,024	772	3,503	3,346	6,849	879	(12)%
Local Data Services	2,234	2,162	4,396	564	2,242	2,215	4,457	571	(1)%
International Telecommunications Services	1,536	1,434	2,970	381	1,893	1,664	3,557	456	(17)%
Other Services	1,545	1,637	3,182	408	1,467	1,677	3,144	403	1%

Total Revenue	8,386	8,186	16,572	2,125	9,105	8,902	18,007	2,309	(8)%

EBITDA	4,276	4,015	8,291	1,063	4,487	4,416	8,903	1,142	(7)%

EBITDA Margin	51%	49%	50%	50%	49%	50%	49%	49%

6

TSS revenue for the year ended December 31, 2003 was HK$16,572 million compared to HK$18,007 million for the year ended December 31, 2002. The decrease was mainly due to a reduction in the fixed-line market share of PCCW resulting from increasing market competition; and the significant pricing pressure in the traditional local data and international telecommunications markets. However, the revenue decline was partially offset by strong revenue growth from broadband Internet access services and an increase in revenue from wholesaling local access lines.

Local Telephony Services. Revenue from local telephony services consists of revenue from local exchange line services, value-added services and interconnection and network access services for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic and fees for the physical interconnection of facilities, as determined by OFTA, or by commercial agreements between the Company and other local carriers.

Revenue from local telephony services decreased by 12 percent to HK$6,024 million for the year ended December 31, 2003 from HK$6,849 million for the year ended December 31, 2002. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group, partially offset by an increase in revenue from wholesaling local access lines to other fixed-line operators. Certain interconnection fees were lower due to a rate reduction as determined by OFTA in October 2003.

The decline in the number of direct exchange lines in service operated by the Group during the year was due to a combination of factors including increasing competition from other fixed-line operators, softening of the Hong Kong economy, and substitution by broadband access lines and wireless telecommunications services.

In July 2003, the Group launched new generation fixed-line services to help retain and win back customers, improve the churn rate and maintain its premium on revenue per customer. The new services enable customers to enjoy a range of new network-based applications including sending and receiving short messaging service (SMS), information downloads, personal assistant and auto receptionist. The Company has seen encouraging results in the latter half of the year as over 650,000 customers have signed up for the new generation fixed-lines services, representing over 30 percent of the Group's addressable exchange lines. The amount of average monthly net line loss has been significantly reduced since the services were launched.

Notwithstanding increasing liberalization since 1995, and further full liberalization at the beginning of 2003, the Company has maintained a leading market position in Hong Kong's fixed-line telecommunications market. According to industry statistics provided by OFTA, the overall fixed-line telecommunications market contracted by nearly 1 percent in 2003 versus approximately 2 percent in 2002. As at December 31, 2003, the Group had 1,543,000 residential lines and 1,236,000 business lines in service compared to 1,802,000 residential lines and 1,336,000 business lines in service as at December 31, 2002. Based on OFTA's industry statistics and the Group's estimates, the Group had 73 percent total market share at the end of 2003, with similar market share in each of the residential and the business sectors; compared to 82 percent total market share, 84 percent in the residential sector and 79 percent in the business sector at the end of 2002.

Local Data Services. Revenue from local data services consists of revenue from the provision of data and network services; wholesale broadband access lines and retail consumer Internet access services utilizing the Company's fiber-optic network and the digital subscriber line technology behind the broadband offerings.

7

Local data services revenue was HK$4,396 million for the year ended December 31, 2003 compared to HK$4,457 million for the year ended December 31, 2002. A decrease in revenue from the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers ("ISP") as a result of intense pricing pressure was partially offset by an increase in revenue from broadband Internet access services.

Demand for broadband Internet access services continued to be strong during the year. The total number of broadband access lines (inclusive of wholesale to other ISP operators) rose by 26 percent to 703,000 as at December 31, 2003 compared to 559,000 at the end of 2002. The number of retail consumer broadband Internet access customers of NETVIGATOR, the market leading Internet access brand, grew 22 percent from 424,000 to 517,000.

The Group's successful marketing effort continued to focus on delivering innovative broadband products and services to maintain its leading market position and its premium on revenue per customer, and to expand into new revenue streams. In September 2003, the Group launched now Broadband TV, the all new pay-TV service delivered over the proprietary asymmetric digital subscriber line (ADSL) broadband network. The service was offered exclusively to NETVIGATOR broadband customers, bringing them a range of world-class TV programming on an a-la-carte menu. 23 channels were introduced at launch and currently there are 34 video channels and 15 music channels including sports, news and entertainment such as The Golf Channel, CNBC, MGM, the Discovery Channel, HBO and Disney, etc. By the end of 2003, over 200,000 existing and new NETVIGATOR customers had signed up for the service.

Other new value-added services launched during the year included NETVIGATOR Inflight service, giving customers access to emails on certain Cathay Pacific flights. Customers can also have wireless access to the Internet in more than 200 Wi-Fi hotspots in Hong Kong.

International Telecommunications Services. Revenue from international telecommunications services consists of revenue from retail outgoing International Direct Dial ("IDD"), retail international data services and delivery fees for the origination and termination of international calls on the Company's network.

International telecommunications services revenue decreased approximately 17 percent to HK$2,970 million for the year ended December 31, 2003 from HK$3,557 million for the year ended December 31, 2002. The international telecommunications markets continued to be competitive, driving down retail prices while boosting traffic volume. Retail outgoing IDD minutes increased by approximately 18 percent year-on-year to 1,226 million minutes through customer segmentation and win-back programs. The Company has been able to maintain its market share in the IDD market at the end of 2003, despite fierce pricing competition.

International Private Leased Circuit ("IPLC") bandwidth sold increased to 1,592 Megabits per second (Mbps) at the end of December 2003 from 855 Mbps at the end of December 2002. Unit prices of IPLC and other managed data products were lower than those in 2002, in line with the general global market trend. There was also a drop in delivery fee revenue as more international traffic was carried by the mobile operators versus through PCCW's network.

The Group continued to build a stronger foothold in mainland China. In August 2003, PCCW co-operated with China Telecom Group Guangdong Corporation and offered premier network services in mainland China to business customers in Hong Kong. Customers are guaranteed 100 percent service level commitment on cross border connectivity services to cities in Guangdong.

8

Other Services. Revenue from other services consists of primarily revenue from the sale of network equipment, customer premises equipment ("CPE") and connectivity products and services, fees for technical and maintenance subcontracting services, and income from the Contact Center business.

Other services revenue remained stable at HK$3,182 million for the year ended December 31, 2003 compared to HK$3,144 million for the year ended December 31, 2002. The increase was primarily due to an increase in revenue for the provision of connectivity products and services including IP-based end-to-end communications.

Business eSolutions (including Unihub)
Business eSolutions includes IT business provisioned under the new brand name, Unihub, retail business broadband Internet access services and the Group's directories businesses, PCCW Directories Limited in Hong Kong and ChinaBiG Limited ("ChinaBiG") in mainland China.

The IT business in Hong Kong and mainland China have been consolidated and branded as Unihub to provide the Group's pool of IT professionals a clear focus and to raise customers recognition. Unihub also includes Internet data centers and Unihub China Information Technology Company Limited, the Group's subsidiary co-owned with China Telecommunications Corporation ("China Telecom").

Business eSolutions revenue for the year ended December 31, 2003 increased 4 percent to HK$2,326 million from HK$2,234 million for the year ended December 31, 2002.

Following the establishment of the new brand Unihub and the formation of the Group's subsidiary co-owned with China Telecom, IT business in mainland China began to show stronger traction in 2003. IT business in Hong Kong, however, was slightly affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") during the year. On a net basis, revenue from Unihub increased 9 percent to HK$1,525 million for the year ended December 31, 2003 from HK$1,397 million for the year ended December 31, 2002.

The Hong Kong Government Smart ID Card project is progressing satisfactorily, with new ID cards issued beginning in June 2003. Unihub also delivered other major contract work during the year including provisioning of a nationwide enterprise resource planning information system in 18 locations for China Mobile, implementation of a Credit Card Back Office Processing platform for Bank of China, Human Resources Management and Financial Management Systems for the Hong Kong Council of Social Service, and Flight Information Display System for the Xiamen Airport.

The Company continued to maintain its leading market position and premium on revenue per customer in business broadband by enhancing value-added services such as additional security features. While the number of business broadband Internet access customers inclusive of leased lines grew to 62,800 as at December 31, 2003 from 51,800 as at December 31, 2002, the mix of business broadband customer base continued to change as more small and medium enterprise (SME) customers versus large corporations subscribed the service. As a result, revenue from business broadband Internet access services remained flat at HK$530 million for the year ended December 31, 2003 compared to HK$531 million for the year ended December 31, 2002.

Revenue from the Group's directories businesses decreased to HK$271 million for the year ended December 31, 2003 from HK$306 million for the year ended December 31, 2002. The unfavorable economic conditions in Hong Kong resulted in lower advertising revenue.

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Infrastructure
Infrastructure revenue (ex-Residence Bel-Air) decreased to HK$489 million for the year ended December 31, 2003 from HK$685 million for the year ended December 31, 2002. The Group's investment properties continued to enjoy high occupancy rates, however, average rent decreased in line with the trend in the Hong Kong real estate market. Lower revenue in 2003 was also due to a one-off revenue of HK$83 million from Cyberport entrustment work and sale of certain properties in mainland China recorded in 2002.

Overwhelming response was received from the market and all 1,204 units of the first and second phases of Residence Bel-Air have now been sold. Sales of HK$9,765 million (US$1,252 million) achieved during the year is sufficient to fund ongoing future construction costs and project expenses. The Group recorded revenue of HK$4,111 million in 2003 (2002: Nil) on the basis of percentage of completion in accordance with industry practice.

Others and Elimination
Other revenue of HK$426 million (2002: HK$793 million) includes revenue from the Group's business in Taiwan, JALECO and Internet Services.

The Group continued to provide data network services in Taiwan through its majority-owned subsidiary, Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), including high-speed packet data utilizing asynchronous transfer mode (ATM) and information networks and Internet access supported by an extensive fiber-optic network. TTNS revenue was lower after exiting certain unprofitable products and services. SARS, keen competition and generally lower product prices of telecom data products also had an adverse impact on the demand for both telecom and CPE business.

During the year, JALECO restructured its gaming business and exited certain legacy businesses. Revenue in 2003 was lower as a result of the delay in development and launch of certain game software.

Elimination of HK$1,374 million (2002: HK$1,607 million) predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group's business units.

COSTS OF SALES AND SERVICES
Total costs of sales and services for the year ended December 31, 2003 were HK$8,730 million, compared to HK$5,295 million for the year ended December 31, 2002. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during the year. As a result, gross margin for the Group decreased to approximately 61 percent for the year ended December 31, 2003 from nearly 74 percent for the year ended December 31, 2002. Excluding Residence Bel-Air, gross margin for the Group remained stable at approximately 74 percent.

TSS costs of sales and services were HK$3,788 million for the year ended December 31, 2003 compared to HK$3,993 million for the year ended December 31, 2002. TSS gross margin decreased marginally to approximately 77 percent from nearly 78 percent a year ago primarily due to some customer acquisition costs incurred in the second half of the year in relation to the new products and services launched partially offset by a decline in wholesale international voice and data disbursements.

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OPERATING COSTS

					y-o-y Better/ (Worse)
	2003	2003	2002	2002
Year ended December 31,	HK$ million	US$ million	HK$ million	US$ million

Staff costs	3,150	404	3,766	483	16%
Repair and maintenance	423	54	443	57	5%
Other operating costs	2,875	369	2,488	319	(16)%

Total operating costs
before depreciation
and amortization	6,448	827	6,697	859	4%

Operating costs before depreciation and amortization decreased 4 percent to HK$6,448 million for the year ended December 31, 2003 from HK$6,697 million for the year ended December 31, 2002. Operating costs for TSS also decreased 12 percent to HK$4,493 million for the current year from HK$5,111 million a year ago.

In 2002, the Group reset staff levels by about 1,400 positions. A subcontracting program was announced in September 2002, under which about 1,600 employees in network maintenance and installation divisions took the opportunity to form 17 independent companies which then signed agreements to provide services to PCCW. Cascade Limited ("Cascade"), a wholly-owned subsidiary of PCCW and one of Asia Pacific's leading technical services companies was also formed in January 2003 to provide PCCW's telecommunications network operations, support and maintenance services. As part of the formation of Cascade, approximately 3,000 employees accepted new service contracts that generally reduced salaries slightly, as well as realigned benefit packages.

As a result of these strategic realignment plans and efficiency programs, staff costs decreased substantially by 16 percent year-on-year to HK$3,150 million.

Other operating costs primarily included rent, rates and utilities, publicity and promotion, professional and consulting fees and subcontracting costs. Other operating costs increased to HK$2,875 million year-on-year primarily due to incremental publicity and promotion expenses for the pre-sales of Residence Bel-Air and for the new products and services; and an increase in subcontracting costs as a result of various strategic realignment programs implemented in 2002 and 2003.

The number of full-time and part-time employees of the Group was 12,510 at the end of 2003, compared to approximately 11,560 a year ago:

Year ended December 31,	2003	2002

TSS	8,897	8,445
Business eSolutions	2,229	1,280
Infrastructure	365	361
Others[1]	1,019	1,474

Total	12,510	11,560

Total (excluding part-time/temps)	12,013	10,978

Note 1   Others primarily includes Corporate Functions, Taiwan, JALECO, and Internet Services.

The increase in the number of employees was primarily a result of the inclusion in Business eSolutions of all the employees from ChinaBiG, which became an indirect non wholly-owned

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subsidiary of the Group in April 2003; increased workforce for the launch of PCCW's new products and services and for the IT business in mainland China; while JALECO was streamlined.

EBITDA
Group EBITDA decreased 9 percent to HK$7,372 million for the year ended December 31, 2003 compared to HK$8,120 million for the year ended December 31, 2002. While the Group's EBITDA margin decreased to 33 percent for the current year compared to 40 percent in the previous year, EBITDA margin, excluding Residence Bel-Air, remained stable at 40 percent. The decrease in the Group's EBITDA was primarily due to lower EBITDA contribution from TSS.

TSS EBITDA decreased 7 percent to HK$8,291 million for the year ended December 31, 2003 from HK$8,903 million for the year ended December 31, 2002 while EBITDA margin increased to approximately 50 percent from approximately 49 percent a year ago. The improvement in TSS EBITDA margin was primarily a result of the substantial cost savings from a reduction in wholesale voice and data disbursements partially offset by some customer acquisition costs incurred in the second half of the year in relation to the new products and services launched. The Group also achieved significant operating efficiency through various strategic realignment plans implemented in 2002 and 2003.

Business eSolutions EBITDA decreased 70 percent to HK$45 million for the year ended December 31, 2003 from HK$151 million for the year ended December 31, 2002. While the Group's Unihub businesses in mainland China began to show stronger traction in 2003, certain start-up costs in relation to those businesses were expensed during the year. EBITDA also decreased due to the outbreak of SARS which delayed certain contracts during the year.

Infrastructure EBITDA (ex-Residence Bel-Air) decreased to HK$250 million for the year ended December 31, 2003 from HK$476 million for the year ended December 31, 2002 primarily due to the slower property market in Hong Kong during the early part of the year, and the absence of an one-off government rates rebate in 2003.

Pre-sales of Residence Bel-Air commenced in February 2003 and the Group started to record revenue contribution and the corresponding costs during the year. The project contributed a small EBITDA of HK$11 million in 2003 (2002: Nil).

EBITDA loss from others, inclusive of costs associated with corporate functions, has been further contained by 13 percent to HK$1,225 million for the year ended December 31, 2003 from HK$1,410 million for the year ended December 31, 2002. This was primarily driven by tighter control on corporate overheads.

REACH

	Year ended December 31, 2003[3]			Year ended December 31, 2002
	HK$ million[1]	US$ million[1]	US$ million[2]	HK$ million[1]	US$ million[1]	US$ million[2]

Revenue	7,036	902	902	9,854	1,263	1,263
EBITDA	733	94	92	3,304	423	423
PCCW's 50 percent share
of (loss)/profit before tax	(821)	(105)	NA	738	95	NA

Note 1  Amounts prepared in accordance with HK GAAP.
Note 2  Amounts prepared in accordance with US GAAP.
Note 3  2003 balances are yet to receive audit approval.

12

REACH, a 50:50 joint venture with Telstra Corporation Limited ("Telstra"), generated HK$7,036 million (2002: HK$9,854 million) in revenue and HK$733 million (2002: HK$3,304 million) in EBITDA for the year ended December 31, 2003. PCCW's 50 percent share of loss before tax for the year ended December 31, 2003 was HK$821 million compared to a profit of HK$738 million for the year ended December 31, 2002.

Despite remaining a leader in the Asian market and the primary wholesale international connectivity provider to both PCCW and Telstra, REACH's results were affected by the continuing difficult environment in the international undersea and long haul telecommunications market. New technology and new supply of international connectivity services have created excess capacity in the market. Following global market trends, REACH continued to experience volatile trading conditions and substantial pricing pressure. To achieve the best results possible in the current market conditions, REACH has focused on improving efficiency and continued to streamline costs. Cash management is a key financial focus.

During the year, the Group performed an impairment assessment of its interests in REACH. A prudent decision has been made to make a full provision for impairment of the Group's entire stake in REACH and a loss of HK$4,159 million (approximately US$533 million) was recognized. Accordingly, the Group's total investment in REACH has been written down to zero as at December 31, 2003 and there will be no further equity loss pick up required by the Group for future losses from REACH.

In April 2003, REACH and its bankers restructured the terms of REACH's original US$1,500 million syndicated term loan facility by repaying US$300 million of principal with the balance of US$1,200 million repayable in a bullet payment in December 2010. The amendments to the original syndicated term loan facility were aimed at providing REACH with greater financial flexibility and an improved capital structure. Details of the restructured terms were set out in the Company's announcements dated April 14 and April 15, 2003.

An indirect wholly-owned subsidiary of the Company and REACH are parties to a Hong Kong Domestic Connectivity Agreement (as amended) and an International Services Agreement (as amended), for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the amended International Services Agreement, each of the Group and Telstra have agreed to purchase 90 percent per annum of the Group's and Telstra's respective "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from REACH and its subsidiaries until repayment of the amended US$1,500 million syndicated loan facility of REACH on December 31, 2010 or earlier. REACH similarly must acquire 90 percent per annum of its local connectivity services from the Group under the amended Hong Kong Domestic Connectivity Agreement, under similar terms and conditions. Purchases made by the Group for the year ended December 31, 2003 were approximately HK$1,036 million.

PCCW has, historically, been a substantial acquirer of cross-border connectivity services supplied by REACH, and expects to continue to require these services to support the Group's domestic business. REACH's 2004 business plan is currently being finalized.

FINANCIAL HIGHLIGHTS OF AUDITED CONSOLIDATED RESULTS

Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2003 was HK$2,888 million compared to HK$2,832 million for the year ended December 31, 2002.

13

Operating Profit before Net Gains on Investments, Provisions for Impairment Losses and Restructuring Costs
Operating profit before net gains on investments, provisions for impairment losses and restructuring costs decreased by approximately 17 percent to HK$4,339 million for the year ended December 31, 2003 from HK$5,212 million for the year ended December 31, 2002 primarily due to the aforementioned reasons for the decrease in EBITDA and the increase in loss on disposal of certain fixed assets.

Net Finance Costs
Net finance costs increased to HK$2,117 million for the year ended December 31, 2003 from HK$1,997 million for the year ended December 31, 2002. The Group prudently managed its debt profile and the interest rate risk by moving the majority of debt from floating to fixed rates. Weighted average maturity was also lengthened to nearly 7 years. As a result, average cost of debt increased to 5.6 percent from 5.0 percent year-on-year. The balance also included arrangement fees expensed of approximately HK$217 million (2002: HK$241 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

Share of Results of Jointly Controlled Companies
Share of loss of jointly controlled companies for the year ended December 31, 2003 of HK$891 million (2002: Share of profit of HK$550 million) primarily comprised the Group's 50 percent share of loss before tax from REACH of HK$821 million (2002: Share of profit before tax of HK$738 million), and the Group's share of profit or losses of other jointly controlled companies.

Share of Results of Associates
Share of results of associates for the year of HK$65 million (2002: HK$281 million) comprised the Group's share of profits and losses of its associates for the year ended December 31, 2003. The 2002 balance included the Group's 40 percent share of profit before tax from RWC of HK$137 million from January 1, 2002 to the date of disposal of June 28, 2002.

Loss on Disposal of Interest in RWC
On disposal of the Group's 40 percent interest in RWC in June 2002, the Group recorded an accounting loss of HK$1,771 million.

Taxation
Taxation for the year ended December 31, 2003 was HK$1,165 million compared to HK$1,406 million in 2002. The 17 percent decrease was primarily due to a write back of deferred tax on fixed asset impairment and over provision for overseas tax, partially offset by the effect of an increase in the statutory tax rate from 16 percent to 17.5 percent.

Under the current tax system in Hong Kong, certain impairment losses and overseas losses are not deductible permanently and there is no group loss relief on Hong Kong operating losses. Furthermore, the Group's financing costs, to the extent that they are attributable to the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited ("HKT")) and other companies, are not tax deductible. Excluding these factors, the Group has an effective tax rate which is approximately the statutory tax rate of 17.5 percent. Management does not believe there is tax inefficiency within the Group but will continue to review and minimize the overall tax costs, subject to the constraints of the existing Hong Kong tax rules.

Loss for the Year Attributable to Shareholders
Loss attributable to shareholders was HK$6,100 million for the year ended December 31, 2003 compared to a loss of HK$7,762 million for the year ended December 31, 2002. Current year loss was primarily attributable to the impairment losses and restructuring costs of a total of HK$6,954 million taken in relation to the Group's interests in REACH, JALECO, and various other assets. (See notes 5, 6 and 8)

14

Net profit before impairment provisions, restructuring costs, the Group's share of REACH's results and net losses on disposal of interests in RWC and MobileOne was HK$1,675 million for the year ended December 31, 2003 compared to HK$2,041 million for the year ended December 31, 2002, presented on the same basis.

The loss in 2002 was largely attributable to an impairment loss of HK$8,263 million recognized for the goodwill in relation to the Group's investment in REACH, and a loss on disposal of the Group's 40 percent interest in RWC of HK$1,771 million.

LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2003, the Group had Net Cash3 of HK$5,375 million (approximately US$689 million), and gross long-term debt of HK$34,506 million (approximately US$4,424 million) compared to HK$8,447 million (approximately US$1,083 million) and HK$41,366 million (approximately US$5,303 million), respectively, as at December 31, 2002. Therefore, Net Debt2 reduced by 11 percent to HK$29,131 million (approximately US$3,735 million) as at December 31, 2003 from HK$32,919 million (approximately US$4,220 million) as at December 31, 2002.

During the year ended December 31, 2003, the Group has prepaid a total of approximately HK$17,208 million (approximately US$2,206 million) gross long-term debt including the remaining balance of Tranche C of the original US$4,700 million term loan facility (HK$6,093 million or approximately US$781 million) and the two term loan facilities of HK$5,000 million (approximately US$641 million) each. Total prepaid amount also included US$143 million (approximately HK$1,115 million) of early redemption of Telstra mandatory convertible bond as part of the restructuring of REACH syndicated term loan facility.

On July 17, 2003, PCCW announced a share placement of 715 million existing shares of the Company by its substantial shareholder, Pacific Century Regional Developments Limited ("PCRD") at HK$4.40 per share. Concurrent with the share placement, PCRD also agreed to subscribe for 715 million new shares in the Company at HK$4.40 per share (the "Subscription"). The Directors considered that the top-up share placement would strengthen the Group's capital base and further the Group's previously stated goals of continuing to reduce debt and improve credit fundamentals. The entire net proceeds arising from the Subscription of HK$3,060 million (approximately US$392 million) were used to prepay the Group's long-term debt.

Management continued to take advantage of the historically low interest rate environment and raised a total of HK$10,459 million (approximately US$1,341 million) of long-term borrowings including US$456 million (approximately HK$3,556 million) of 7.88 percent guaranteed notes due 2013; a HK$3,003 million (approximately US$385 million) term loan facility repayable in 2008; and US$500 million (approximately HK$3,900 million) of 6 percent guaranteed notes due 2013.

In addition to the new long-term borrowings, HKTC also arranged HK$6,000 million 5-year, HK$2,000 million 6-year and HK$2,800 million 7-year revolving credit facilities for long-term liquidity and general corporate purposes.

Subsequent to December 31, 2003, the Group further reduced its gross long-term debt by prepaying a HK$750 million (approximately US$96 million) term loan facility, the HK$1,058 million (approximately US$136 million) Beijing property Renminbi denominated loan and the HK$3,003

15

million (approximately US$385 million) term loan facility. A total of HK$3,400 million was drawn down from various revolving credit facilities.

Cash Flow

For the year ended December 31,	2003	2003	2002	2002
	HK$ million	US$ million	HK$ million	US$ million
Core operating cash flow:
Operating cash flow [1] and [2]	6,610	848	7,260	931
Less: Net interest paid	(1,285)	(165)	(1,298)	(166)
Tax paid	(1,397)	(179)	(1,245)	(159)

Operating cash flow after interest
and taxes	3,928	504	4,717	606
Less: Capital expenditure	(1,958)	(251)	(1,611)	(207)
Investment in Cyberport	(538)	(69)	(2,204)	(283)

Recurring operating cash flow	1,432	184	902	116

Non-recurring items	(658)	(84)	245	31

Core operating cash flow	774	100	1,147	147

Pre-sales proceeds from Residence
Bel-Air received, strictly intended
for the future development of the
Cyberport project[3]	2,701	346	-	-

Note 1	Operating cash flow is net cash inflow from operating activities in the audited consolidated cash flow statement plus investment in Cyberport, non-recurring items and net interest related to operating activities and tax paid.

Note 2	US$143 million capacity prepayment to REACH incurred in April 2003 was treated as a long-term investment and was excluded from operating cash flow. The amount was subsequently determined impaired and fully provided for as at December 31, 2003.

Note 3	HK$2,701 million (approximately US$346 million) of pre-sales proceeds from Residence Bel-Air, net of monies retained in stakeholders account and applied to construction costs and other project costs, were received during the year (2002: Nil).

The Group continued to generate healthy operating cash flow during the year. Recurring operating cash flow increased to HK$1,432 million (approximately US$184 million) for the year ended December 31, 2003 from HK$902 million (approximately US$116 million) for the year ended December 31, 2002. The substantial increase was primarily due to a significant reduction in investment in the Cyberport project, which has become self-funding with the pre-sales proceeds of Residence Bel-Air since the second half 2003.

Net investment in the Cyberport project reduced to HK$538 million (approximately US$69 million) in 2003 compared to HK$2,204 million (approximately US$283 million) in the prior year. As at December 31, 2003, the Group has invested a total of HK$4,428 million (approximately US$568 million) in the Cyberport project. Cash proceeds received have been, and will continue to be, used to fund future construction and other project costs.

16

Non-recurring items. During the year, the Group made some non-recurring payments which primarily included the Universal Service Contribution ("USC") refunded to other telecommunications operators. The USC refund amount was determined by OFTA and had no impact on the Group's operations or income statement. Some guaranteed rental and construction income was received in 2002.

The Directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders' equity position.

Credit Ratings of HKTC
In May 2003, subsequent to a review of the Group's strategy as well as the underlying performance of its core business, Standard & Poor's Ratings Services reaffirmed its BBB corporate credit rating on HKTC and maintained its outlook as positive while Moody's Investors Service downgraded the senior unsecured debt ratings of HKTC to Baa2 from Baa1, with the outlook maintained at stable.

Further, in July 2003, Fitch Ratings assigned HKTC an investment grade rating of BBB+ with a stable outlook.

PCCW was named by The Asset magazine as the 2nd best credit in Hong Kong and the 8th best in Asia. Management will continue to further reduce the Group's long-term debt and improve credit fundamentals of HKTC with the goal of achieving the desired "A" ratings.

CAPITAL EXPENDITURE
Capital expenditure for the year ended December 31, 2003 was HK$1,958 million (approximately US$251 million), compared to HK$1,611 million (approximately US$207 million) for the year ended December 31, 2002. The majority of capital expenditure was spent on meeting demand for now Broadband TV connections, new generation fixed-lines, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This has included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, 2004 capital expenditure will include overseas network projects and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period, depending on the type of business.

HEDGING
Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing, prudently, the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group's

17

financial results. Costs associated with entering into such contracts are not material to the Group's financial results.

CHARGE ON ASSETS

As at December 31, 2003, certain assets of the Group with an aggregate carrying value of HK$4,188 million (2002: HK$4,357 million) were pledged to secure loan and borrowing facilities utilized by the Group.

In addition, certain investments, with an aggregate value of HK$246 million (2002: HK$237 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group.

As at December 31, 2002, the Group had been granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$720 million. There was no such standby letter of credit facility as at December 31, 2003.

The Group's interest in REACH has been given as security for the amended 5 percent mandatory convertible note of approximately US$54 million due 2005.

CONTINGENT LIABILITIES
	2003	2002
	HK$ million	HK$ million

Performance guarantee	130	74
Others	125	60

	255	134

On April 23, 2002, a writ of summons was issued against HKT, an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT's failure to purchase 6,522,000 shares of TTNS, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$96 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defenses and therefore no provision has been made.

On August 23, 2003, a summons was issued against the Company upon the application of Wharf T&T Limited ("Wharf"). The summons relates to an application to a Magistrate for an order declaring that the Company shall not obstruct or prevent Wharf from entering PCCW Tower for the purposes of exercising its rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines amongst other things. Based on facts available and legal advice received, the application would not result in any award, damages or monetary penalty against the Company. Accordingly, no provision has been made.

POST BALANCE SHEET EVENTS
On January 19, 2004, the Company prepaid in full a HK$750 million term loan.

18

On February 17, 2004, HKTC drew down HK$600 million under a 5-year HK$6,000 million revolving loan facility entered into in December 2003.

On February 19, 2004, HKTC drew down HK$2,800 million under a 7-year HK$2,800 million revolving credit and term loan facility entered into in August 2003. This facility was amended to become a 100 percent revolving loan facility in October 2003.

On February 19, 2004, a sale and purchase agreement was signed to dispose of The Broadway, the office building located in the Wan Chai district in Hong Kong, at a profit of HK$34 million. It is anticipated that this transaction will be completed on or before March 16, 2004.

On February 26, 2004, the Company prepaid in full a HK$3,003 million 5-year term loan.

On March 1, 2004, Beijing Jing Wei House and Land Estate Development Co., Ltd., an indirectly wholly-owned subsidiary of the Company, prepaid the outstanding principal amount of RMB1,220 million under the RMB1,300 million loan facility.

EMPLOYEES
As of the year ended December 31, 2003, the Group had approximately 12,510 employees (at December 31, 2002: 11,560). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses is generally based on achievement of revenue and EBITDA targets for the Company's individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

Global economic conditions and a prolonged negative return on investments have led to a continuous decline in retirement scheme assets around the world. Despite better-than-market median investment performance, the Company restructured its defined benefit scheme during the year to minimize its future exposure to the volatile market. The investment returns of the scheme have improved since then and, together with some additional contribution by the Company, the estimated solvency ratio improved to approximately 93 percent at the end of 2003, from 76 percent a year ago.

DIVIDEND
The Directors do not recommend the payment of a final dividend for the year ended December 31, 2003 (2002: Nil).

OUTLOOK
The consolidated results in 2003 reflected the fiercely competitive environment and difficult circumstances in which the Group operated. While the Group focused on stabilizing its core business, tremendous sales progress was achieved at Residence Bel-Air.

Year 2003 was a year of innovation for the Company as a series of new products and services were launched and were welcomed with enthusiasm by customers. It is, however, too early to see any reflection of these positive steps in the 2003 results.

Looking forward to 2004, an economic recovery appears to be gathering momentum in Hong Kong although the operating environment is expected to continue to be challenging.

The Group believes that many of the innovative and aggressive actions it is pursuing are positioning it well to deliver acceptable operating results over the medium-term. Contributions from the new

19

products and services launched in 2003 and other new value-added services coming in 2004, such as multimedia applications and advanced new generation fixed-line services, will become more material this year.

The Group expects that its core business will stabilize whilst broadband, value-added services, and the IT business will continue to grow. This change in business mix over time could negatively impact the Group's margin. Management will continue to maintain a regime of strict cost control and further lift operating efficiency.

At the same time, the Group will continue to press the Hong Kong Government to accelerate the reform of outdated regulatory policies that have unfairly restricted the Company's ability to compete. Management is cautiously optimistic that the regulatory constraints may be lessened during 2004.

Leveraging the new brand name Unihub, and as CEPA (Closer Economic Partnership Arrangement) promises stronger economic ties between Hong Kong and mainland China, the Group will continue to actively increase its presence in mainland China.

Further afield, our home-grown expertise in broadband technology and marketing is driving a wireless broadband business opportunity in the UK, with a soft launch planned for the second quarter of 2004. Our UK wireless broadband experience, if successful, could provide an excellent basis for expansion into other markets, including mainland China.

In light of changed market conditions, the Group has performed asset impairment tests and made a prudent decision to take impairment provisions for its interests in REACH and in various other assets. These non-cash related charges have put the Company in an accounting loss position in 2003, but will not hinder the Company's commitment to start paying dividends. Management does not expect to incur material impairments in 2004 and the foreseeable future.

The Company has begun to actively address the technical matters which need to be resolved to put the Company in a position to pay a dividend. These technical matters include the necessary reorganization of the Company's balance sheet. The Company anticipates that by the end of 2004, it will have completed the necessary technical formalities, in order to permit the payment of dividends as and when the Board considers it appropriate in the future.

In parallel, the Group will continue to maintain its financing priorities: to further reduce debt using its healthy operating cash flow and the expected cash return from the Cyberport project starting in 2004; and to target "A" ratings at HKTC.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
Details of the purchase, sale or redemption of the Company's listed securities during the year ended December 31, 2003 will be set out in the Consolidated Financial Statements contained in the Company's Annual Report for the financial year ended December 31, 2003 (the "2003 Annual Report").

COMPLIANCE WITH THE CODE OF BEST PRACTICE
Throughout the year ended December 31, 2003, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") save that non-executive directors of the Company are not appointed for a specific term of office, but are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

20

PUBLICATION OF FINAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE
A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange on or before March 18, 2004. In addition, the 2003 Annual Report will be dispatched to the shareholders of the Company on or around April 13, 2004.

By order of the Board
Hubert Chak
Company Secretary

Hong Kong, March 4, 2004

AUDITED CONSOLIDATED RESULTS
For the year ended December 31, 2003
(Amounts expressed in millions of Hong Kong dollars except for loss per share)

	Note	2003	2002

Turnover	3	22,550	20,112

Operating profit before net gains on investments,
provisions for impairment losses and
restructuring costs		4,339	5,212
Gains on investments, net	4	407	13
Provisions for impairment losses	5	(2,452)	(534)
Restructuring costs	6	(38)	(311)

Profit from operations	3	2,256	4,380
Finance costs, net	7	(2,117)	(1,997)
Share of results of jointly controlled companies		(891)	550
Share of results of associates		65	281
Impairment losses on interests in jointly controlled
companies and associates	8	(4,464)	(8,263)
Losses on disposal of interests in RWC and
MobileOne, net		-	(1,433)

Loss before taxation		(5,151)	(6,482)
Taxation	9	(1,165)	(1,406)

Loss after taxation		(6,316)	(7,888)
Minority interests		216	126

Loss for the year attributable to shareholders		(6,100)	(7,762)

Basic and diluted loss per share	10	(122.81 cents )	(168.53 cents )

21

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET
As at December 31,
(Amounts expressed in millions of Hong Kong dollars)

	2003	2002

Total assets	44,647	49,763
Total liabilities	(52,183)	(55,271)

Net liabilities	(7,536)	(5,508)

Represented by:
Share capital	1,343	1,164
Deficit	(9,182)	(7,080)
Minority interests	303	408

Net liabilities	(7,536)	(5,508)

NOTES:
1.	GROUP ORGANIZATION
The principal activities of the Group are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

On June 12, 2003, the Company announced that it had been informed that PCRD, a substantial shareholder of the Company, had ceased to account for the Company as a subsidiary and would treat the Company as an associated company. Following this development, Pacific Century Group Holdings Limited, which is a company incorporated in the British Virgin Islands and the ultimate holding company of PCRD, is no longer considered as the ultimate holding company of the Company.

2.	BASIS OF PREPARATION
The accounting policies adopted in preparing these audited consolidated financial statements are consistent with those followed in preparing the Group's annual financial statements for the year ended December 31, 2002.

3.	SEGMENT INFORMATION
An analysis of turnover and profit from operations of the Group by business and geographical segments is set out below:

	Turnover		Profit/(Loss) from operations
Year ended December 31,	2003	2002	2003	2002
	HK$ million	HK$ million	HK$ million	HK$ million
(a) Business segments:
TSS	16,572	18,007	5,156	6,348
Business eSolutions	2,326	2,234	(148)	(102)
Infrastructure	4,600	685	102	267
Others	426	793	(2,317)	(1,930)
Eliminations	(1,374)	(1,607)	-	-

	22,550	20,112	2,793	4,583
Other corporate expenses net of
other income	-	-	(537)	(203)

	22,550	20,112	2,256	4,380

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	Turnover
Year ended December 31,	2003	2002
	HK$ million	HK$ million
(b) Geographical segments:
Hong Kong	21,172	19,063
Mainland China (excluding Hong Kong) and Taiwan	948	701
Others	430	348

	22,550	20,112

4.	GAINS ON INVESTMENTS, NET

		2003	2002
		HK$ million	HK$ million

	Net unrealized holding gains/(losses) on other investments	8	(142)
	Net realized gains/(losses) from disposals of investments in
	subsidiaries, investment securities and other investments	103	(92)
	Provision for impairment of investments	(258)	(581)
	Amortization of premium received from equity options	12	32
	Release of provision for an onerous contract	-	464
	Gain on termination and amendment of the terms of cross
	currency swap contracts	532	332
	Dividend income	10	-

		407	13

5.	PROVISIONS FOR IMPAIRMENT LOSSES

		2003	2002
		HK$ million	HK$ million
	Provisions for impairment of:
	Fixed assets (note a)	1,167	204
	Multimedia business related assets (note b)	301	309
	Game business related assets (note c)	893	-
	Other non-current assets	91	21

		2,452	534

(a)	Due to technology and market changes in the sectors in which the Group operates, certain of the Group's fixed assets have become obsolete or impaired. Accordingly, the Group has recognized an impairment loss of approximately HK$1,155 million in the income statement for the year ended December 31, 2003. Further, an impairment loss of approximately HK$12 million on the fixed assets of the game business has been recognized as described in note (c) below.

(b)	Following the launch of certain value-added services in 2003, the Group has reviewed the recoverable amount of its multimedia business related assets and identified that the usage of certain content archive will be diminishing. The income to be generated from such assets is expected to be insignificant. Accordingly, the Group has fully written down the remaining carrying value of a content licence as at December 31, 2003 to zero and recognized an impairment loss of approximately HK$301 million.

(c)	During the year, JALECO, has restructured its on-line game and game development businesses and exited certain legacy businesses. In view of the continual losses incurred by JALECO, management has performed an assessment of the fair value of its interest in JALECO, including the related goodwill that had previously been eliminated against reserves as at December 31, 2003. As a result, based on the estimated value in use of JALECO determined using a discount rate of 12.5 percent (2002: 12.5 percent), the Group has recognized impairment losses for goodwill and other assets of HK$742 million and HK$151 million respectively in the income statement for the year.

23

6.	RESTRUCTURING COSTS
	During the current year, JALECO incurred restructuring costs of approximately HK$38 million representing mainly the severance payments and the write-off of development cost and inventory in relation to the restructuring exercise described in note 5(c) above.

	During 2002, the Group subcontracted a significant portion of its network maintenance function to 17 newly-established subcontracting companies owned by individuals previously employed by the Group. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of the Group's employees joined a new wholly-owned subsidiary, Cascade, on January 1, 2003. In addition, the Group reset staff levels in 2002 involving approximately 1,400 employees. Restructuring costs of approximately HK$311 million in 2002 mainly represent the ex-gratia payments, curtailment losses on the related defined benefit retirement schemes, Cascade incentive bonuses on employment transfers and payments in lieu of notice for the above exercises.

7.	FINANCE COSTS, NET

		2003	2002
		HK$ million	HK$ million
	Interest paid/payable for:
	Overdrafts and bank loans wholly repayable within 5 years	501	10
	Bank loans not wholly repayable within 5 years	4	842
	Other loans wholly repayable within 5 years	908	811
	Other loans not wholly repayable within 5 years	853	531

		2,266	2,194
	Interest capitalized in properties under development and fixed assets	(17)	(33)

	Finance costs	2,249	2,161
	Interest income on bank deposits	(132)	(164)

	Finance costs, net	2,117	1,997

	Finance costs of HK$2,249 million (2002: HK$2,161 million) include arrangement fees expensed of approximately HK$217 million (2002: HK$241 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

	During the year, the capitalization rates used to determine the amount of interest eligible for capitalization ranged from 2.7 percent to 4.9 percent (2002: 3.0 percent to 3.5 percent).

8.	IMPAIRMENT LOSSES ON INTERESTS IN JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

		2003	2002
		HK$ million	HK$ million

	Impairment losses on interests in:
	REACH (note a)	4,159	8,263
	Another jointly controlled company (note b)	227	-
	Other associates	78	-

		4,464	8,263

(a)	On April 15, 2003, REACH and its bankers amended the terms of REACH's US$1,500 million syndicated term loan facility, which was subsequently reduced to US$1,200 million, with effect from April 25, 2003. The amendments to the term loan facility were intended to provide REACH with greater financial flexibility and an improved capital structure. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for a period of time due to aggressive pricing and oversupply of capacity.

	The Group has performed an assessment of the fair value of its interest in REACH, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2003. As a result, based on the estimated value in use of REACH determined using a discount rate of 10 percent

24

		(2002: 9 percent), the Group has made full provision for impairment of its previously unimpaired interest in REACH, recognizing an impairment loss of approximately HK$4,159 million (2002: HK$8,263 million) in the income statement for the year ended December 31, 2003. Accordingly, the Group's total interest in REACH has been written down to zero as at December 31, 2003 (2002: HK$3,930 million).

	(b)	Due to continual losses sustained, the Group has performed an assessment of the carrying value of its interest in a jointly controlled company, which is engaged in the on-line game business, as at December 31, 2003. Based on the result of the assessment, the Group has made a full provision for impairment of its interest in this jointly controlled company of approximately HK$227 million in the income statement for the year ended December 31, 2003.

9.	TAXATION
	In March 2003, the Hong Kong Government announced an increase in the profits tax rate applicable to the Group's operations in Hong Kong from 16 percent to 17.5 percent. Accordingly, Hong Kong profits tax has been provided at the rate of 17.5 percent (2002: 16 percent) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

10.	LOSS PER SHARE The calculation of basic loss per share is based on the following data:

			2003	2002

		Loss (HK$ million)	(6,100)	(7,762)

		Weighted average number of ordinary shares	4,967,178,732	4,605,653,512

The diluted loss per share for the year ended December 31, 2003 and 2002 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

The weighted average number of ordinary shares in 2003 and 2002 for the purposes of calculating the basic and diluted loss per share has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in such forward-looking statements. Such forward-looking information is based on PCCW's current assumptions and expectations and is subject to risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in PCCW's reports furnished to or filed with the U.S. Securities and Exchange Commission, including, but not limited to, PCCW's report on Form 6-K containing this announcement and certain sections of PCCW's most recent Annual Report on Form 20-F.

25

Item 3

The Company confirms that it is considering a potential major transaction with Dong Fang Gas Holdings Limited (“DFG”). However, the discussion between the Company and DFG in relation to such potential transaction has not yet been finalised.

The Company’s management is always considering different means of maximising shareholder value. At present, the Company is in an advanced stage of discussion to transfer the Company’s property portfolio to DFG, a company listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), in order to obtain an independent identity with its management focusing on property development. If the transaction proceeds, DFG will be able to provide investors with greater clarity on the business and financial position of the Company’s property portfolio. The Company believes that this move, if and when it takes place, will be appreciated by the market. Full details of the transaction will be disclosed as and when the transaction is finalised.

We also confirm that apart from the discussions described above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Company aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

At the request of the Company, trading of the shares of the Company on the Stock Exchange has been suspended with effect from 9:30 am on Friday, 5 March 2004, pending the release of an announcement in relation to a major transaction for the Company described above.

By order of the Board
Hubert Chak
Company Secretary

5 March 2004

Item 4

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement shall not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.

MAJOR TRANSACTION FOR DONG FANG GAS HOLDINGS LIMITED
AND
MAJOR TRANSACTION FOR PCCW LIMITED

PROPOSED ACQUISITION OF VARIOUS PROPERTY INTERESTS OF
PCCW LIMITED
AND
PROPOSED CAPITAL REORGANISATION BY
DONG FANG GAS HOLDINGS LIMITED

APPLICATION FOR WHITEWASH WAIVERS FROM THE OBLIGATION
TO
MAKE A MANDATORY GENERAL OFFER TO ACQUIRE SHARES IN
DONG FANG GAS HOLDINGS LIMITED

Executive Summary

Overview

PCCW is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet Services); information technology (IT) solutions and services and Infrastructure.

The Transaction will result in a separation of PCCW's property business from its telecommunications-related business. As part of the Transaction, PCCW will transfer ownership of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies to DFG. PCCW will also transfer ownership of the Cyberport Developer to DFG along with the Cyberport Developer’s continuing role in the development of the Cyberport project (though the obligations of the Cyberport Developer and PCCW in the Cyberport project will remain the same following Completion). The total consideration for the Transaction does not involve any payment by DFG for the Cyberport project, as the consideration for that part of the Transaction is only represented by the Cyberport Developer’s obligation to repay the Cyberport Loan on a non-recourse basis. In addition, PCCW will grant DFG (through the Property Group) a right of first refusal to jointly redevelop all of the PCCW Group’s local Telephone Exchanges if and when the PCCW Group is permitted by the Government to redevelop the local Telephone Exchanges for other use, where the total consideration for the Transaction also does not involve any payment by DFG for the Redevelopment Right itself.

DFG is an investment holding company and its subsidiaries are principally engaged in the manufacturing and trading of building materials, particularly ceramic tiles, securities trading and natural gas supply, storage and related services. DFG has conditionally agreed to purchase from PCCW, all of PCCW’s entire equity interest in Property Holdco. The Property Group is principally engaged in the management of infrastructure and property portfolio in Hong Kong and Greater China, being the property development, investment and facilities management functions of the PCCW Group. The core assets of the Property Group include PCP Beijing, PCCW Tower, the development right of the Cyberport project and various property interests.

After completion of the Transaction, PCCW, as the controlling shareholder of DFG, will continue to be engaged in the property related business through DFG. However, PCCW is not expected to directly engage in any property related business or compete with DFG.

The PCCW Board believes that the telecommunications and property businesses are inherently different in terms of the nature of the industry, competition, funding requirements, and management expertise. The Transaction will allow the two businesses to be run as separately listed companies, each focusing on its particular business. The management of PCCW will be able to focus on its core telecommunications business, while Property Holdco will, as a result of its acquisition by DFG, obtain an independent identity with its management focusing on property development. As part of a separately listed company, Property Holdco will be able to provide investors, research analysts and rating agencies with greater clarity on its business and financial position. The PCCW Board also believes that Property Holdco, as part of DFG, will be able to attract greater interest from investors focused on property, which will be beneficial both for Property Holdco and PCCW, as the controlling shareholder of DFG.

The local economy and the property market have recently shown signs of recovery after facing severe downturn in early 2003. The DFG Board is optimistic about the prospects of the property market and considers that the Transaction will provide a solid ground for DFG to invest in prime residential and hospitality projects. The DFG Board also believes that the Transaction will enlarge DFG’s business scope, broaden its revenue stream and bring a positive contribution to DFG’s overall earnings in the future.

Based on the above reasons, both the PCCW Board and the DFG Board believe that the Transaction will be beneficial to PCCW and DFG, respectively.

After completion of the Transaction, DFG, while retaining its existing business, will leverage the expertise gained from the Cyberport project to participate in other high-end residential and hospitality projects. In addition, PCCW will grant to the Property Group a right of first refusal to jointly re-develop all of the PCCW Group’s local Telephone Exchanges if and when the PCCW Group is permitted by the Government to redevelop the local Telephone Exchanges for other use.

Transaction Summary

DFG has conditionally agreed to purchase the Sale Shares and the Sale Assets from PCCW.

The aggregate consideration for the Sale Shares and the Sale Assets, which amounts to HK$6,557 million, will be satisfied:

(i)	as to HK$2,967 million, by the allotment and issue of approximately 1,648 million new DFG Shares by DFG to PCCW (or as it may direct) credited as fully paid at an issue price of HK$1.80 per DFG Share (taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation); and

(ii)	as to the remaining HK$3,590 million, by the issue of the Convertible Notes by DFG to
PCCW (or as it may direct).

Based on the average closing price of HK$0.365 per Existing DFG Share during the period of 30 trading days up to 23 February 2004, the Consideration Shares would have a market value of approximately HK$6,016.4 million.

The Sale Shares and the Sale Assets represent, in essence, the PCCW Group’s ownership of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies, including the Cyberport Developer and its interests in the Cyberport project. The total consideration for the Transaction does not involve any payment by DFG for the Cyberport project, as the consideration for that part of the Transaction is only represented by the Cyberport Developer’s obligation to repay the Cyberport Loan on a non-recourse basis. In addition, PCCW will grant the Redevelopment Right to DFG (through the Property Group), where the total consideration for the Transaction also does not involve any payment by DFG for the Redevelopment Right itself.

The PCCW Group currently holds no interests in the issued share capital of DFG. Immediately after the issue of the Consideration Shares at Completion, but before any exercise of the conversion rights under the Convertible Notes, and on the assumption that there are no other changes in DFG’s issued share capital after the date of this announcement, the shareholding of the PCCW Group in DFG is expected to become 93.4%. As a result, an obligation to make a mandatory general offer will arise under the Takeovers Code, unless the Share Whitewash Waiver is obtained.

Further, upon the issue and allotment of DFG Shares pursuant to a partial or full exercise of the conversion rights under the Convertible Notes, the shareholding of the PCCW Group in DFG may increase by more than 2% from its lowest collective percentage shareholding in the then preceding 12 month period. In such event, and if such lowest collective percentage shareholding is at or above 30% but below 50%, an obligation to make a mandatory general offer will arise as a result, unless the Convertible Note Whitewash Waiver is obtained. As the Convertible Notes have a conversion term of up to 10 years, it is uncertain whether the PCCW Group’s shareholding in DFG may drop below any particular level at any particular time. Thus, the Convertible Note Whitewash Waiver is sought in order to protect PCCW’s conversion rights under the Convertible Notes. The Executive has indicated that it will not consider granting such a waiver without, amongst others, sufficient information on the shareholding structure of DFG prior to and after such conversion.

If the Share Whitewash Waiver is not available for any reason, the Transaction will not become unconditional and will not proceed (unless that condition is waived by PCCW, but PCCW cannot waive that condition unless it has demonstrated to the satisfaction of the Executive that it has sufficient financial resources to fulfil its obligations under Rule 26 of the Takeovers Code).

Under the Listing Rules, the Transaction constitutes a major transaction for DFG, which requires Shareholders’ approval. The Transaction also constitutes a major transaction for PCCW, which requires PCCW Shareholders’ approval.

DFG also intends to put forward for approval by the Shareholders at the SGM resolution(s) to approve the Capital Reorganisation pursuant to which the credit to the contributed surplus account of DFG created as a result of the Capital Reorganisation will be used to set off against the accumulated losses of DFG. According to the audited accounts of DFG as at 31 March 2003, the accumulated losses of DFG as at that date amounted to approximately HK$559.34 million.

A circular, providing further details of the Transaction (including the recommendation of the independent board committee of DFG, the advice from the independent financial adviser to the independent board committee, and the valuation reports of the underlying properties of the Property Group and the Queen’s Road Exchange), the Capital Reorganisation and a notice of the SGM will be despatched to the Shareholders by DFG as soon as possible and in accordance with the Takeovers Code.

A separate circular, providing further details of the Transaction, and a notice of the EGM will be despatched to the PCCW Shareholders by PCCW as soon as possible.

General

It is the intention of PCCW to maintain the listing of DFG on the Stock Exchange. Accordingly, PCCW and DFG will each undertake to the Stock Exchange to use their best endeavours to take appropriate steps to ensure that, as soon as possible following issuance of the Consideration Shares upon Completion, the public float of DFG will not be less than 25% after Completion. It is currently intended that steps will be taken with a view to increasing the public float, including effecting a possible placing of DFG Shares by DFG and/or PCCW. Arrangements relating to the possible placing by DFG and/or PCCW may be entered into at any time from the date of this announcement to Completion, or thereafter. An announcement will be made when a definitive agreement for such placing has been entered into.

The Stock Exchange has stated that if, at the date of Completion, less than 25% of the DFG Shares are held by the public or if the Stock Exchange believes that:

  a false market exists or may exist in the trading in the DFG Shares; or

  there are too few DFG Shares in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in the DFG Shares until a sufficient public float is attained. In this connection, it should be noted that upon Completion, there may be insufficient public float for the DFG Shares and therefore trading in the DFG Shares may be suspended until a sufficient level of public float is attained.

If DFG remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by DFG. The Stock Exchange has indicated that it has the discretion to require DFG to issue an announcement and a circular to the Shareholders irrespective of the size of the proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of DFG. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of transactions of DFG and any such transactions may result in DFG being treated as if it were a new listing applicant as set out in the Listing Rules.

Trading in the DFG Shares was suspended at the request of DFG with effect from 9:30 am on 24 February 2004 pending the release of this announcement. Application has been made to the Stock Exchange for trading to resume from 9:30 am on 8 March 2004.

Trading in the shares of PCCW was suspended at the request of PCCW with effect from 9:30 am on 5 March 2004 pending the release of this announcement. Application has been made to the Stock Exchange for trading to resume from 9:30 am on 8 March 2004.

Shareholders of PCCW and DFG and potential investors should note that the Transaction, which is subject to a number of conditions precedent, may or may not be completed. In particular, the Transaction is subject to, among others, a condition precedent that the Whitewash Waivers be obtained, and thus if the Share Whitewash Waiver is not available and a mandatory general offer is required to be made following Completion, the Transaction will not proceed (unless that condition is Waived). In the circumstances, a mandatory general offer will not be made by PCCW (unless that condition is Waived).

Shareholders of PCCW and DFG and potential investors are reminded to exercise caution when dealing in the securities of these issuers.

THE ACQUISITION AGREEMENT

Date:

5 March 2004

Parties:

PCCW (as vendor)

DFG (as purchaser)

Subject matter of sale and purchase:

The Sale Shares and the Sale Assets.

The Sale Shares and the Sale Assets are warranted to be sold or procured to be sold by PCCW free from any encumbrance or other security.

The Sale Shares and the Sale Assets represent, in essence, the PCCW Group’s ownership of companies holding PCP Beijing, PCCW Tower and its other investment properties and related management companies, including the Cyberport Developer and its interests in the Cyberport project. In addition, PCCW will grant the Redevelopment Right to DFG (through the Property Group).

Consideration:

The aggregate consideration for the sale and purchase of the Sale Shares and the Sale Assets, which amounts to HK$6,557 million, will be satisfied:

(a)	as to HK$2,967 million by the issue and allotment of the Consideration Shares at an issue price of HK$1.80 per DFG Share (credited as fully paid) by DFG to PCCW (or as it may direct); and

(b)	as to the remaining HK$3,590 million, by the issue of the Convertible Notes, credited as fully paid at its full face value, by DFG to PCCW (or as it may direct),

at Completion.

Based on the average closing price of HK$0.365 per Existing DFG Share during the period of 30 trading days up to 23 February 2004, the Consideration Shares would have a market value of approximately HK$6,016.4 million.

As part of the Property Group, PCCW will also transfer ownership of the Cyberport Developer to DFG along with the Cyberport Developer’s continuing role in the development of the Cyberport project (though the obligations of the Cyberport Developer and PCCW in the Cyberport project will remain the same following Completion). The total consideration for the Transaction does not involve any payment by DFG for the Cyberport project, as the consideration for that part of the Transaction is only represented by the Cyberport Developer’s obligation to repay the Cyberport Loan on a non-recourse basis, as described in the section headed “Loans and Cyberport Loan” below. In addition, PCCW will grant the Redevelopment Right to DFG (through the Property Group), where the total consideration for the Transaction also does not involve any payment by DFG for the Redevelopment Right itself.

The number of the Consideration Shares (i.e. approximately 1,648 million new DFG Shares after completion of the Capital Reorganisation) represent approximately 1,419.4% of the existing issued share capital of DFG (and approximately 93.4% of the issued share capital of DFG as enlarged by the issue of the Consideration Shares), taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation. Application will be made to the Stock Exchange for the listing of the Consideration Shares.

The consideration was determined after arm’s length negotiations, taking into account the independent valuations of the underlying properties of the Property Group and the Queen’s Road Exchange performed by CB Richard Ellis Limited, an independent firm of professional surveyors, of approximately HK$6,756.5 million as at 31 December 2003.

The issue price of the Consideration Shares of HK$1.80 per DFG Share (taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation) represents:

(i)	a discount of approximately 62.5% from HK$4.80, the adjusted closing price of the Existing DFG Shares on the Stock Exchange on 23 February 2004, being the last trading day before the suspension of trading of DFG Shares prior to the issue of this announcement;

(ii)	a discount of approximately 63.0% from HK$4.87, being the adjusted average closing price of the Existing DFG Shares on the Stock Exchange during the period of the last 10 trading days before the suspension of trading of DFG Shares prior to the issue of this announcement;

(iii)	a discount of approximately 50.7% from HK$3.65, being the adjusted average closing price of the Existing DFG Shares on the Stock Exchange during the period of 30 trading days up to 23 February 2004; and

(iv)	a premium of approximately 13.2% to the latest audited net tangible asset value as at 31 March 2003 of HK$1.59 attributable to each DFG Share.

Note:	The closing prices of the Existing DFG Shares referred to above have been adjusted to take into account the effect of the 10:1 share consolidation in the Capital Reorganisation, as the Consideration Shares to be issued are new DFG Shares after implementation of the Capital Reorganisation.

The DFG Board considers the issue price of the Consideration Shares, in the context of the Transaction as a whole, to be fair and reasonable.

A summary of the terms of the Convertible Notes is set out in the section “Summary of the Terms and Conditions of the Convertible Notes” below.

Conditions precedent:

Completion is subject to, among others, a number of conditions precedent, the principal ones are summarised as follows:

1	the passing of resolutions by the Shareholders at a general meeting including approving the Capital Reorganisation and the increase in the authorised share capital of DFG from HK$11,612,654.06 to HK$1,000,000,000.0 by the creation of an additional 9,883,873,460 DFG Shares and the Capital Reorganisation becoming effective;

2	approval by the Shareholders of: (a) the acquisition by DFG of the Sale Shares and the Sale Assets; (b) the issue and allotment of the Consideration Shares to PCCW (or as it may direct); (c) the issue of the Convertible Notes to PCCW (or as it may direct); (d) the issue and allotment of DFG Shares which may be issued upon any exercise of the conversion rights under the Convertible Notes; and (e) all other transactions contemplated under the Acquisition Agreement, at a general meeting of DFG;

3	approval by the PCCW Shareholders of: (a) the disposal by PCCW of the Sale Shares and the Sale Assets; and (b) all other transactions contemplated under the Acquisition Agreement, at a general meeting of PCCW;

4	the passing of an ordinary resolution by an independent Shareholders’ vote (within the meaning of Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code or as may be required by the Executive) taken by way of a poll approving the Share Whitewash Waiver, and the Executive granting such a waiver;

5	the passing of an ordinary resolution by an independent Shareholders’ vote (within the meaning of Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code or as may be required by the Executive) taken by way of a poll approving the Convertible Note Whitewash Waiver, and the Executive granting such a waiver;

6	the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Consideration Shares and the DFG Shares which may be issued upon any exercise of the conversion rights under the Convertible Notes;

7	(a) the compliance with announcement and Shareholders’ approval requirements under the Listing Rules or otherwise of the Stock Exchange in relation to present and future transactions contemplated at present with PCCW and/or any of its subsidiaries and/or their respective associates (both present and immediately after Completion) which will constitute connected transactions of DFG following Completion, including, if required, the approval by independent Shareholders in respect of those connected transactions and in respect of any waivers relating thereto as referred to in paragraph 7(b) below; and

(b) the granting by the Stock Exchange of such waivers relating to those connected transactions as may be acceptable to both PCCW and DFG;

8	the fulfilment by DFG of any other requirements of the Stock Exchange in relation to the sale and purchase of the Sale Shares and the Sale Assets, the issue of the Consideration Shares, the issue of the Convertible Notes and the other transactions contemplated under the Acquisition Agreement;

9	(where required) the Bermuda Monetary Authority granting its permission for the issue of the Consideration Shares and the Convertible Notes and the issue of DFG Shares which may be issued upon any exercise of the conversion rights under the Convertible Notes;

10	the obtaining of all licences, consents, approvals, authorisations, permissions, waivers, orders or exemptions (the “Consents”) from government or regulatory authorities or third parties which are necessary or desirable in connection with the execution and performance of the Acquisition Agreement and any of the transactions contemplated under the Acquisition Agreement;

11	completion of legal and financial due diligence on the DFG Group to the reasonable satisfaction of PCCW;

12	completion of legal and financial due diligence on the Property Group to the reasonable satisfaction of DFG; and

13	all the Consents referred to above remaining in full force and effect as at Completion.

PCCW and DFG may jointly waive the condition precedent in item 10 above at any time if it is agreed that the Consents which have not been obtained are not material to the business of the DFG Group and the Property Group taken as a whole.

The conditions precedent in items 4, 5 and 11 can be waived by PCCW and item 12 can be waived by DFG, respectively. All the other conditions precedent above cannot be waived (unless PCCW and DFG so agree), but the conditions precedent in items 1 to 3 and 6 will not be waived in any event (except the part concerning the Capital Reorganisation) and the condition precedent in item 4 cannot be waived by PCCW unless it has demonstrated to the satisfaction of the Executive that it has sufficient financial resources to fulfil its obligations under Rule 26 of the Takeovers Code.

Completion:

Completion is to take place on the fifth business day after all the conditions precedent have either been fulfilled or waived. It is expected that Completion would take place within 75 days after the date of the Acquisition Agreement.

If any of the conditions precedent to Completion has not been fulfilled (or waived by the parties) by 30 June 2004 (or such other date as the parties to the Acquisition Agreement may agree), the Acquisition Agreement shall lapse and be terminated and thereafter all rights, obligations and liabilities of all parties thereto shall cease and determine except for antecedent breaches.

Additional matters:

Loans and Cyberport Loan

The Loans of HK$3,529 million, in aggregate, to be assigned to DFG at Completion represent part of the shareholder loans owing by the relevant members of the Property Group to PCCW. The unsecured Cyberport Loan will continue to be owed by the Cyberport Developer to PCCW and is repayable on demand. Pursuant to the Acquisition Agreement, DFG has undertaken to procure that the Cyberport Loan is repaid in priority to all other debts of the Cyberport Developer as and when that company has the funds to repay all or part of the Cyberport Loan. The Cyberport Loan was used to part finance the development of the Cyberport project. Since this is a non-interest bearing and non-recourse loan, PCCW and DFG have agreed that the financing arrangement stays in place. Such arrangement will not be subject to any disclosure or Shareholders’ approval requirement pursuant to the Listing Rules. The Cyberport Loan amounted to approximately HK$4,503 million as at 31 January 2004.

Redevelopment Right

As part of the Transaction, PCCW has undertaken to procure that the Redevelopment Right is granted to a wholly-owned subsidiary of Property Holdco, subject to and with effect from Completion.

Accrued Profit

When the Cyberport Loan has been repaid, the Cyberport Developer will also pay, out of its surplus funds, an amount equivalent to its audited accounting profit (accrued up to the date of Completion) in respect of the Cyberport project to PCCW.

Summary of the Terms and Conditions of the Convertible Notes

The principal terms of the Convertible Notes are summarised below:

Issuer:

DFG

Principal amount:

HK$1,170 million of Tranche A Note and HK$2,420 million of Tranche B Note, credited as fully paid at its face value as satisfaction in part of the consideration for the Sale Shares and the Sale Assets.

Maturity date:

Unless previously converted, the outstanding principal amount of the Convertible Notes (together with all unpaid and accrued interest) will be repaid by DFG upon its maturity on the seventh (in the case of the Tranche A Note) or tenth (in the case of the Tranche B Note) anniversary of the date of issue of the Convertible Notes. The Tranche A Note will be redeemed at 100% of the then outstanding principal amount, whilst the Tranche B Note will be redeemed at 120% of the then outstanding principal amount.

Coupon:

The Tranche A Note will bear no interest, but the Tranche B Note will bear a coupon from its date of issue at the rate of 1% per annum, which will be payable once every six months in arrears on the principal amount of the Tranche B Note outstanding from time to time.

Conversion rights:

The outstanding principal amount of the Convertible Notes or any part thereof may, at the discretion of the holder, be converted into new DFG Shares to be issued to the holder of the Convertible Notes (or as it may direct) at any time and from time to time on or after the date of issue (but on or prior to the maturity date) at the relevant conversion price (which is initially HK$2.25 per DFG Share in the case of the Tranche A Note and HK$3.60 per DFG Share in the case of the Tranche B Note, subject to adjustment).

No fraction of a DFG Share will be issued on conversion, but (except in cases where any such cash payment would amount to less than HK$10) a cash payment will be made to the holder of the Convertible Notes in respect of such fraction.

Assuming that the entire principal amount of the Convertible Notes is converted at their initial conversion price, a total of approximately 1,192.2 million new DFG Shares will be issued (representing approximately 1,026.7% of the existing issued capital of DFG and approximately 40.32% of DFG’s issued share capital as enlarged by the issue of the Consideration Shares and the new DFG Shares to be issued upon the exercise of all conversion rights attaching to the Convertible Notes on that basis, taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation).

Ranking of shares to be issued upon conversion:

The DFG Shares to be issued by DFG upon any exercise of the conversion rights under the Convertible Notes will rank pari passu in all respects with all other DFG Shares in issue on the date of the conversion notice and will be entitled to all dividends, bonuses and other distributions the record date of which falls on a date on or after the date of the conversion notice.

Conversion price:

The initial conversion price of HK$2.25 and HK$3.60 per DFG Share (in respect of the Tranche A Note and the Tranche B Note respectively), subject to adjustment in accordance with the terms of the Convertible Notes (e.g. for dilutive events such as DFG issuing shares or other securities convertible into shares, where such shares are to be issued at less than 95% of the then market price), was determined after arm’s length negotiations.

The initial conversion price of HK$2.25 and HK$3.60 per DFG Share (taking into account the effect of the 10:1 share consolidation in the Capital Reorganisation) respectively represents:

(i)	a discount of approximately 53.1% and 25.0% from HK$4.80, the adjusted closing price of the Existing DFG Shares on the Stock Exchange on 23 February 2004, being the last trading day before the suspension of trading of DFG Shares prior to the issue of this announcement;

(ii)	a discount of approximately 53.8% and 26.1% from HK$4.87, being the adjusted average closing price of the Existing DFG Shares on the Stock Exchange during the period of the last 10 trading days before the suspension of trading of DFG Shares prior to the issue of this announcement;

(iii)	a discount of approximately 38.4% and 1.4% from HK$3.65, being the adjusted average closing price of the Existing DFG Shares on the Stock Exchange during the period of 30 trading days up to 23 February 2004; and

(iv)	a premium of approximately 41.5% and 126.4% to the latest audited net tangible asset value as at 31 March 2003 of HK$1.59 attributable to each DFG Share.

Note:	The closing prices of the Existing DFG Shares referred to above have been adjusted to take into account the effect of the 10:1 share consolidation in the Capital Reorganisation, as the shares to be issued upon the exercise of conversion rights attaching to the Convertible Notes are the new DFG Shares after implementation of the Capital Reorganisation.

The DFG Board considers the conversion prices of the Convertible Notes, in the context of the Transaction as a whole, to be fair and reasonable.

Voting:

The holder of the Convertible Notes will not be entitled to receive notice of, attend or vote at general meetings of DFG by reason only of its being a holder of the Convertible Notes.

Transferability:

Subject to the relevant laws and other requirements, the Convertible Notes are freely transferable. The outstanding principal amount of the Convertible Notes may be transferred in full or in part (but only in multiples of HK$1,000,000 if in part).

DFG has undertaken to the Stock Exchange to promptly notify it upon DFG becoming aware of any dealings with the Convertible Notes by any connected person (as defined in the Listing Rules) of DFG.

Listing:

No application will be made for the listing of the Convertible Notes on the Stock Exchange or any other stock exchange. Application will be made to the Stock Exchange for the listing of new DFG Shares falling to be issued on any exercise of the conversion rights attaching to the Convertible Notes.

Shareholding Structure prior to and after Completion

The following charts show the respective shareholding structures of Property Holdco and DFG immediately prior to Completion:

The following chart shows the shareholding structures of Property Holdco and DFG immediately following Completion but before any exercise of the conversion rights under the Convertible Notes:

The following chart shows the proforma shareholding structures of Property Holdco and DFG immediately following Completion and, as if the Convertible Notes are fully converted at their initial conversion prices and assuming that there are no further changes in shareholding:

Notes:

(i)	All of the above charts assume that there are no other changes in DFG’s issued share capital after the date of this announcement.

(ii)	CSH’s existing holding of DFG Shares immediately after Completion will be regarded as being held in public hands under the Listing Rules, as it would no longer be a substantial shareholder of DFG.

(iii)	Dr. Chan holds 2,520,900 Existing DFG Shares (equivalent to 252,090 DFG Shares after the Capital Reorganisation). Besides, Dr. Chan is the controlling shareholder of ITC Corporation Limited (“ITC”), which is the holding company of Paul Y. ITC Construction Holdings Limited (“Paul Y.”). Hanny Holdings Limited (“Hanny”) is an associated company of ITC but is not controlled by ITC for the purposes of the Listing Rules and the Takeovers Code. Paul Y. and Hanny each has an approximately 29.88% equity interest in CSH. Therefore, Dr. Chan is deemed to be interested in approximately 29.88% of the issued share capital of CSH as at the date of this announcement.

(vi)	Save as stated in (iii) above, none of the directors, chief executive or substantial shareholders of DFG or PCCW or their respective subsidiaries, nor any of their respective associates or PCCW’s Concert Parties, had any interest in the securities of DFG.

It is the intention of PCCW to maintain the listing of the DFG Shares on the Stock Exchange after Completion. Accordingly, PCCW and DFG will each undertake to the Stock Exchange to use their best endeavours to take appropriate steps to ensure that, as soon as possible following issuance of the Consideration Shares upon Completion, the public float of DFG will not be less than 25% after Completion. Further details are set out in the section “Maintenance of the Listing of DFG” below.

Connection Among the Parties

The PCCW Group currently holds no interests in the issued share capital of DFG or any member of the DFG Group.

No director of PCCW or PCCW’s subsidiaries is also a director of DFG or DFG’s subsidiaries.

PCCW is not a connected person of DFG and is independent of and not connected or acting in concert with DFG or any of the directors, chief executive or substantial shareholders of DFG or its subsidiaries or any of their respective associates. DFG is not a connected person of PCCW and is independent of and not connected or acting in concert with PCCW or any of the directors, chief executive or substantial shareholders of PCCW or its subsidiaries or any of their respective associates.

The PCCW Group has not engaged in any dealings in the securities of DFG in the six month period before the date of this announcement. So far as PCCW is aware, PCCW’s Concert Parties currently hold no interests in the issued share capital of DFG.

Information on the Property Group and the Sale Assets

Business Overview

The Property Group manages an infrastructure and property portfolio in Hong Kong and Greater China including all of the property development, investment and facilities management functions for the PCCW Group.

After the Transaction, PCCW is not expected to directly engage in any property related businesses or compete with DFG. DFG will continue to provide existing property and facilities management functions and lease premises to the PCCW Group.

The Property Group’s property portfolio includes:

Property Development -- Cyberport

In May 2000, PCCW and the Cyberport Developer signed an agreement with the Government under which the Cyberport Developer was granted the exclusive right and obligation to design, develop, construct and market the Cyberport, a project which is located on approximately 24 hectares at Telegraph Bay on Hong Kong Island. The Cyberport consists of specially designed commercial space dedicated to high-technology industries with related retail, residential, recreational and educational facilities.

This technology-themed project is being built to create a business environment with which Hong Kong can attract and retain promising information technology (IT) and related businesses. The Cyberport contains a wide range of IT facilities including a network operations center, a digital media center and a central data exchange, all connected by an internal private network.

Under the project agreement, the Government has provided the site, while the Cyberport Developer is responsible for the provision and procurement of funds to complete the project. PCCW and the Cyberport Developer did not acquire or pay for the Government’s land and, accordingly, does not have title to the site.

The Cyberport project consists of two “Portions” and several phases. The “Cyberport Portion” includes office towers, a retail center, a hotel and ancillary facilities. This portion will be handed over to the Government on completion. Other than the right to develop the Cyberport Portion, neither PCCW nor the Cyberport Developer has ownership rights in it nor will they receive rental or other project income from it.

The first two phases of the Cyberport Portion, consisting of office and retail premises, were completed on schedule in 2002. The remaining of the Cyberport campus, comprising office space, the retail centre and Le Meridien Cyberport, will be completed before the end of 2004.

Construction of the “Residential Portion” commenced in 2002. It consists of approximately 2,900 units, which are expected to be completed in phases between 2004 and 2007. The development right entitles the Cyberport Developer to receive a percentage of the surplus proceeds from the sale of units in the Residential Portion. These proceeds will be shared by the Government and the Cyberport Developer based on a ratio determined by their respective contributions to the Cyberport project as described below. The residential units may be pre-sold prior to completion. Pre-sales of units for the initial phase commenced in the first quarter of 2003.

PCCW and the Cyberport Developer have agreed to design, develop and construct the Cyberport project for a maximum fixed cost of approximately HK$15.8 billion, subject to certain adjustments, in accordance with an agreed timetable. The maximum fixed cost was based on a cost assessment conducted by professional quantity surveyors. PCCW and the Cyberport Developer are obligated to fund the entire cost of the Cyberport project, as well as other project expenses, to the extent that these costs and expenses are not funded by the sale or pre-sale proceeds from units in the Residential Portion or other specified project income. PCCW and the Cyberport Developer are also obligated to fund certain other expenses and any cost overruns, which include any costs above the maximum fixed cost. Cost overruns and these other expenses must be funded from PCCW’s own resources and cannot be funded by pre-sale or sale proceeds from the units in the Residential Portion or other project income.

PCCW has so far funded (through the Cyberport Developer) approximately HK$4.5 billion in the Cyberport project. Under the project agreement, proceeds from the sale of the Residential Portion units and other agreed project income will be used to pay: (i) construction costs of the Cyberport Portion first, and then construction costs of the Residential Portion; and (ii) certain other agreed project expenses and other items, all in priorities specified in the project agreement.

After the payment of these items and setting aside agreed reserves, and after completion of the Cyberport Portion, the surplus of the proceeds arising from the sale of the units in the Residential Portion will be shared between the Government and the Cyberport Developer based on the ratio of their respective contributions to the Cyberport project.

Property Group Investment Portfolio -- Key buildings

PCP Beijing

PCP Beijing is a prestigious development occupying a site area of 29,350 sq. m. The main building of the development consists of two office blocks (Towers A and B) and two residential blocks (Towers C and D), all located on a common 6-storey commercial podium (of which the upper basement forms part) and a lower basement for car parking purposes. There is an ancillary block with 7 car park floors. The complex including car park has 212,712 sq.m. of gross area. The four towers and the ancillary car park block were completed between 1998 and 2000 and the commercial podium was opened for business in 2001.

PCCW Tower

PCCW Tower completed in 1994 forms part of an office and commercial complex in TaiKoo Place, Quarry Bay, Hong Kong. A portion of the ground to the 3rd floors, the whole of the 4th to the 18th floors, the 20th to 42nd floors, as well as certain basement car parks and the apportioned common areas of PCCW Tower, totalling approximately 620,147sq.ft. gross floor areas, are held by the PCCW Group.

Other investment property

Queen’s Road Exchange is a building, with a floor area of approximately 50,000 sq. ft., being used as a Telephone Exchange and other uses. With the existing surplus plot ratio, the site can be redeveloped into a commercial/residential property with additional floor area. Both the government lease and outline zoning permit such redevelopment.

Redevelopment Right of Telephone Exchanges

Most of the existing Telephone Exchange sites being used by PCCW were granted by the Government by way of private treaty. In the future, the PCCW Group may seek the Government's approval for redeveloping the sites to allow other uses. The Property Group will have a right of first refusal to jointly re-develop all of the PCCW Group’s local Telephone Exchanges if and when the PCCW Group is permitted by the Government to redevelop the local Telephone Exchanges for other use.

Negotiations for the redevelopment of the Telephone Exchanges have not yet commenced, and there is no assurance that any such Redevelopment Right may be obtained and, if obtained, whether the terms of such Redevelopment Right are commercially acceptable to the Property Group.

As part of the Transaction, PCCW has undertaken to procure that the Redevelopment Right is granted to a wholly-owned subsidiary of Property Holdco, subject to and with effect from Completion. As the Redevelopment Right is in the nature of a right of first refusal to participate in any redevelopment of each relevant Telephone Exchange (if and when the relevant member of the PCCW Group obtains such redevelopment right in the future), it is uncertain whether DFG will (through that subsidiary of Property Holdco) exercise the right to participate. If the Redevelopment Right is not exercised, such decision has to be approved by the independent non-executive directors of DFG and an announcement would be made by DFG if and when appropriate. In that event, the PCCW Group may consider proceeding with the redevelopment of the relevant site itself or together with other parties.

Property and Facilities Management

The Property Group’s property and facilities management operations provide support to IT and communications network of the PCCW Group and an associated company, as well as to the investment property portfolio and other premises occupied by PCCW Group in Hong Kong and Greater China.

Summary Financial Information

The unaudited results of the Property Group for the years ended 31 December 2001 and 31 December 2002 show a combined net loss after tax of approximately HK$35.3 million and combined net profit after tax of approximately HK$94.6 million respectively (and a combined net profit before tax of approximately HK$96.2 million and approximately HK$160.1 million respectively).

As at 31 December 2002, the unaudited combined net liability of the Property Group was approximately HK$608.1 million (which included approximately HK$2,482.9 million of shareholder loans owing to the PCCW Group which will be capitalised before Completion).

The independent valuation of the Queen’s Road Exchange (which is not currently owned by the Property Group) was approximately HK$158.3 million as at 31 December 2003. The independent valuations of all the underlying properties of the Property Group and the Queen’s Road Exchange was approximately HK$6,756.5 million as at 31 December 2003. Further details of such independent valuations will be set out in the circular to PCCW Shareholders.

The unaudited results of the Property Group referred to above have been reported on in accordance with Rule 10 of the Takeovers Code and the reports have been lodged with the Executive pursuant to Rule 10.4 of the Takeovers Code.

Information on PCCW

PCCW is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet Services); IT solutions and services and Infrastructure.

Information on DFG

Business Overview

DFG is an investment holding company and its subsidiaries have been engaging in the manufacturing and trading of building materials, particularly ceramic tiles, and securities trading. Since June 2003, DFG diversified into natural gas supply, storage and related services.

Summary Financial Information

The audited results of DFG for the years ended 31 March 2002 and 31 March 2003 show a consolidated net loss after tax and minority interests of approximately HK$459.0 million and approximately HK$113.2 million respectively (and a consolidated net loss before tax of approximately HK$489.3 million and approximately HK$126.1 million respectively). The unaudited results of DFG for the six months ended 30 September 2003 show a consolidated net loss after tax and minority interests of approximately HK$12.3 million (and a consolidated net loss before tax of approximately HK$10.7 million).

DFG has audited consolidated net asset value of DFG of approximately HK$184.6 million as at 31 March 2003 and unaudited consolidated net asset value of approximately HK$172.4 million as at 30 September 2003.

Reasons for and Benefits of the Transaction

The PCCW Board believes that the telecommunications and property businesses are inherently different in terms of the nature of the industry, competition, funding requirements, and management expertise. The Transaction will allow the two businesses to be run as separately listed companies, each focusing on its particular business. The management of PCCW will be able to focus on its core telecommunications business, while Property Holdco will, as a result of its acquisition by DFG, obtain an independent identity with its management focusing on property development. As part of a separately listed company, Property Holdco will be able to provide investors, research analysts and rating agencies with greater clarity on its business and financial position. The PCCW Board also believes that Property Holdco, as part of DFG, will be able to attract greater interest from investors focused on property, which will be beneficial both for Property Holdco and PCCW, as the controlling shareholder of DFG.

The local economy and the property market have recently shown signs of recovery after facing severe downturn in early 2003. The DFG Board is optimistic about the prospects of the property market and considers that the Transaction will provide a solid ground for DFG to invest in prime residential and hospitality projects. The DFG Board also believes that the Transaction will enlarge DFG’s business scope, broaden its revenue stream and bring a positive contribution to DFG’s overall earnings in future.

The DFG Group at present participates in the property market indirectly through its principal activities of manufacture and trading of building materials, particularly ceramic tiles. The Transaction affords the DFG Group the opportunity to take a significant direct position in the property and property development markets in Hong Kong.

Based on its present business, the DFG Group has made substantial losses attributable to shareholders for the past three financial years ended 31 March 2003. For the six months ended 30 September 2003, losses persisted although at a reduced level (HK$12.3 million compared to HK$43.4 million for the six months ended 30 September 2002). Some encouraging signs can be seen in the DFG Group’s interim results for 2003/04. Turnover increased by about 6% and there was a return to profitability at the operating level (before finance costs), following, among other measures, a 44% reduction in administrative expenses. The acquisition of Beijing Continental Gas from an independent third party was completed on 30 July 2003 and this company made its first contribution to turnover and results in the 2003/04 interim results. Nevertheless, the operating environment in the building materials industry remains highly competitive. The DFG Board has been considering further business rationalisation and has also targeted suitable investment opportunities when available.

Despite the progress noted above, the DFG Board considers it may well take considerable time before the present businesses of the DFG Group can generate a substantial return for Shareholders. By entering into the Transaction, DFG has the opportunity to acquire in a single step a well established and profitable property business and increase its asset base and market capitalisation very substantially. Realistically, it would take many years to achieve a comparable standing by organic growth and acquisitions of a size which the DFG Group could fund from its existing resources. The DFG Board considers that the DFG Group is acquiring both substantial and high quality assets, with the potential to enhance the DFG Group’s standing and reputation and to promote its future growth.

The scope of business of the DFG Group will be expanded by virtue of the Transaction, where property development would then form a substantial part of its business. It is the current intention of PCCW that DFG will continue the existing principal business of DFG after Completion and PCCW has no plan to inject any assets of its own into the DFG Group or to redeploy any assets of DFG Group immediately after Completion. PCCW will appoint new members who have expertise in property development and management to join the DFG Board. As the total consideration payable by DFG will be satisfied by issuance of the Consideration Shares and the Convertible Notes, the Transaction will not strain the liquidity of the DFG Group. In fact, the two tranches of Convertible Notes with respective maturity of seven years and ten years will provide further long term funding for the DFG Group.

Based on the above reasons, both the PCCW Board and the DFG Board believe that the Transaction will be beneficial to PCCW and DFG, respectively.

Takeovers Code Implications of the Transaction

Immediately after the issue of the Consideration Shares at Completion but before any exercise of the conversion rights under the Convertible Notes, the aggregate shareholding of the PCCW Group in DFG will become 93.4%, assuming that there have been no other changes in shareholding in DFG since the date of this announcement. As a result, under the Takeovers Code, PCCW will have an obligation to make a mandatory general offer following Completion to acquire all the DFG Shares other than those already owned or agreed to be acquired by the PCCW Group, unless the Share Whitewash Waiver is obtained.

Even if the percentage shareholding of the PCCW Group at Completion is lower than that level because of any other changes in shareholding in DFG (including any transactions to maintain the public float of DFG Shares as referred to in the section “Maintenance of the Listing of DFG” below), as long as the aggregate percentage shareholding in DFG held by the PCCW Group and its Concert Parties is 30% or above, that obligation to make a mandatory general offer will still arise under the Takeovers Code following Completion, unless the Share Whitewash Waiver is obtained. As the terms of the possible placing (including the timing, the size and the price) by DFG and/or PCCW have not yet been finalised, it is uncertain whether the PCCW Group’s shareholding in DFG will drop below any particular level at any particular time.

In addition, upon the issue and allotment of DFG Shares to the PCCW Group pursuant to a partial or full exercise of the conversion rights under the Convertible Notes, the shareholding of the PCCW Group in DFG may increase by more than 2% from its lowest collective percentage shareholding in the then preceding 12 month period. In such event, and if such lowest collective percentage shareholding is at or above 30% but below 50%, under the Takeovers Code, PCCW will have an obligation to make a mandatory general offer to acquire all the DFG Shares other than those already owned or agreed to be acquired by the PCCW Group, unless the Convertible Note Whitewash Waiver is obtained. As the Convertible Notes have a conversion term of up to 10 years, it is uncertain whether the PCCW Group’s shareholding in DFG may drop below any particular level at any particular time. Thus, the Convertible Note Whitewash Waiver is sought to protect PCCW’s conversion rights under the Convertible Notes. The Executive has indicated that it will not consider granting such a waiver without, amongst others, sufficient information on the shareholding structure of DFG prior to and after such conversion.

The conditions precedent of Completion require that the Whitewash Waivers be obtained. If the Share Whitewash Waiver is not available for any reason, the Transaction will not become unconditional and will not proceed (unless that condition is Waived). In the circumstances, a mandatory offer will not be made by PCCW (unless that condition is Waived).

An application will be made to the Executive for the Whitewash Waivers under Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code. It is expected that, if the Whitewash Waivers are granted by the Executive, they will be subject to approval by independent Shareholders on a vote taken by way of a poll.

CSH is the controlling shareholder of DFG holding approximately 43.06% of the DFG’s issued share capital. The Chairman of DFG, Dr. Chan, also holds beneficially approximately 0.22% of the issued share capital of DFG. Dr. Chan is also the Chairman of CSH. There are two common directors on the board of both CSH and DFG, namely Dr. Chan and Dr. Yap, Allan but Dr. Yap, Allan has no shareholding in DFG. Accordingly, except for Dr. Chan who has a direct personal interest in DFG and who is involved in the negotiation of the Transaction in his capacity as chairman of DFG, no other shareholders of DFG are interested in the Transaction (other than as a Shareholder). The representatives of the board of directors of CSH on the DFG Board were only involved in the discussion of the Transaction in their capacity as directors or employees of DFG.

The conditions precedent of Completion require that the Whitewash Waivers be obtained. If the Share Whitewash Waiver is not available, the Transaction will not become unconditional and will not proceed (unless that condition is Waived). In the circumstances, a mandatory general offer will not be made by PCCW (unless that condition is Waived).

Maintenance of the Listing of DFG

The PCCW Group currently holds no interest in the issued share capital of DFG. Immediately after the issue of the Consideration Shares at Completion but before any exercise of the conversion rights under the Convertible Notes, and assuming that there have been no other changes in the issued share capital of DFG after the date of this announcement, the PCCW Group will hold approximately 93.4% of DFG’s issued share capital as enlarged by the issue and allotment of the Consideration Shares. Accordingly, in the absence of other changes in shareholding in DFG, DFG will become a subsidiary of PCCW immediately after Completion.

It is the intention of PCCW to maintain the listing of the DFG Shares on the Stock Exchange after Completion. It is the current intention of PCCW that DFG will continue the existing principal business of DFG after Completion.

Accordingly, PCCW and DFG will each undertake to the Stock Exchange to use their best endeavours to take appropriate steps to ensure that, as soon as possible following issuance of the Consideration Shares upon Completion, the public float of DFG will not be less than 25% after Completion.

PCCW will also undertake to the Stock Exchange not to exercise the conversion rights under the Convertible Notes to the extent that such conversion would result in insufficient public float of DFG. It is currently intended that steps will be taken with a view to increasing the public float, including effecting a possible placing of DFG Shares by DFG and/or PCCW. Arrangements relating to the possible placing by DFG and/or PCCW may be entered into at any time from the date of this announcement to Completion, or thereafter. An announcement will be made by DFG when a definitive agreement for such placing has been entered into.

The Stock Exchange has stated that if, at the date of Completion, less than 25% of the DFG Shares are held by the public or if the Stock Exchange believes that:

  a false market exists or may exist in the trading in the DFG Shares; or

  there are too few DFG Shares in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in the DFG Shares until a sufficient public float is attained. In this connection, it should be noted that upon Completion, there may be insufficient public float for the DFG Shares and therefore trading in the DFG Shares may be suspended until a sufficient level of public float is attained.

If DFG remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by DFG. The Stock Exchange has indicated that it has the discretion to require DFG to issue an announcement and a circular to the Shareholders irrespective of the size of the proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of DFG. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of transactions of DFG and any such transactions may result in DFG being treated as if it were a new listing applicant as set out in the Listing Rules.

Proposed Capital Reorganisation

DFG intends to put forward for approval by the Shareholders at the SGM resolution(s) to approve, subject to the conditions set out below, the Capital Reorganisation pursuant to which:

(a)	every issued Existing DFG Share of HK$0.40 each will be reduced in value by cancelling HK$0.39 of the capital paid up on each issued Existing DFG Share so as to form (after a 10:1 consolidation) one DFG Share of HK$0.10 and the cancellation of each unissued Existing DFG Share;

(b)	an amount of approximately HK$47.14 million standing to the credit of the share premium account of DFG as at the date of this announcement will be cancelled; and

(c)	the aggregate amount of the credit balance of the share premium account of DFG as at the date of this announcement and the credit arising from the Capital Reorganisation, which is expected to be approximately HK$500.03 million, will be transferred to the contributed surplus account of DFG. That credit will be used to set off against the accumulated losses of DFG. According to the audited accounts of DFG as at 31 March 2003, the accumulated losses of DFG as at that date amounted to approximately HK$559.34 million.

Conditions of the Capital Reorganisation

The Capital Reorganisation will be conditional upon:

(i)	the passing at the SGM of a special resolution approving the Capital Reorganisation;

(ii)	the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the DFG Shares in issue; and

(iii)	compliance by DFG with the requirements of Section 46(2) of the Companies Act 1981 of Bermuda.

None of the above conditions are waivable if the Capital Reorganisation proceeds. It is a condition precedent of Completion that the Capital Reorganisation is approved, but that part of the condition precedent may be waived (for the purpose of Completion) with the consent of both PCCW and DFG.

Reasons for the Capital Reorganisation

The DFG Board believes that the Capital Reorganisation is beneficial to DFG. For the Shareholders, the transaction costs and the registration costs incurred by the Shareholders for the same number of Existing DFG Shares after the implementation of the Capital Reorganisation might be lower.

The nominal value of Existing DFG Shares is HK$0.40 each and is close to the current trading price of each Existing DFG Share. Under Bermuda law, a company cannot issue shares at a discount to the nominal value of shares. After the completion of the Capital Reorganisation, the market value of the DFG Shares is expected to be above the nominal value of the DFG Shares of HK$0.10 each. The DFG Board is of the opinion that maintaining the nominal value of the DFG Shares at HK$0.10 each will provide DFG with greater flexibility for the issue of new DFG Shares in the future and is thus in the interests of DFG and the Shareholders as a whole.

The DFG Board intends that the credit to the contributed surplus account of DFG arising from the Capital Reorganisation will be used to set off the accumulated losses of DFG. The audited financial statements of the Company as at 31 March 2003 showed that the Company had accumulated losses of approximately HK$559.34 million. The DFG Board believes that it is unlikely that DFG will generate sufficient profits from its existing operations in the immediate future to eliminate this accumulated losses and that it would be inappropriate for DFG to pay dividends while the losses remain. The Capital Reorganisation will allow DFG to eliminate that accumulated losses to facilitate the making of dividend distributions, if considered appropriate, in the near future. On that basis, the DFG Board considers it appropriate to effect the Capital Reorganisation. Shareholders should note that the Capital Reorganisation is not conditional on the completion of the Transaction, but the implementation of the Capital Reorganisation is one of the conditions precedent to Completion.

Effect of the Capital Reorganisation

The DFG Board is of the view that save for the expenses to be incurred in relation to the Capital Reorganisation, the implementation of the Capital Reorganisation will not, by itself, alter the net asset value, business operations, management or financial position of the DFG Group or the proportionate interests of Shareholders and is in the interests of DFG and the Shareholders as a whole.

The DFG Shares after the Capital Reorganisation will rank pari passu in all respect with each other.

Notwithstanding the implementation of the Capital Reorganisation, all the existing certificates for the Existing DFG Shares will continue to be effective as documents of title for the DFG Shares. Details of the timetable, trading arrangements, provision of matching services for the odd lots of DFG Shares and the free exchange of the existing share certificates for the Existing DFG Shares for new share certificates for the DFG Shares in connection with the Capital Reorganisation, will be set out in a further announcement by DFG.

Increase in Authorised Share capital

The authorised share capital of DFG consists of 1,500,000,000 Existing DFG Shares, of which 1,161,265,406 Existing DFG Shares were in issue as at the date of this announcement. There are no outstanding warrants, options or other securities convertible into shares of DFG.

As part of the Capital Reorganisation, the authorised but unissued share capital of DFG will be cancelled. Accordingly, in order to allow for the issue of the Consideration Shares, the DFG Shares which fall to be issued upon conversion of the Convertible Notes and any other future issues of DFG Shares, the DFG Board proposes to increase (upon the Capital Reorganisation becoming effective) the authorised share capital of DFG from HK$11,612,654.06 to HK$1,000,000,000.0 by the creation of an additional 9,883,873,460 DFG Shares.

General

For DFG, the Transaction constitutes a major transaction under the Listing Rules, which requires Shareholders’ approval. All Shareholders are entitled to vote on the Transaction, except that any Shareholders who are PCCW’s Concert Parties will not be allowed to vote on the Whitewash Waivers. Further, any Shareholders who are involved in or interested in the Transaction, other than as a Shareholder, and parties acting or presumed to be acting in concert with them, will not be allowed to vote on the Whitewash Waivers.

For PCCW, the Transaction constitutes a major transaction under the Listing Rules, which requires PCCW Shareholders’ approval. All PCCW Shareholders are entitled to vote on the Transaction.

A circular giving details of the Transaction (including the recommendation of the independent board committee of DFG, the advice from the independent financial adviser to the independent board committee, and the valuation reports of the underlying properties of the Property Group and the Queen’s Road Exchange), the Capital Reorganisation, the Whitewash Waivers and notice of the SGM is expected to be despatched by DFG to the Shareholders as soon as practicable and in accordance with the Takeovers Code. Resolutions will also be proposed at the SGM for the grant of a general mandate to issue new DFG Shares, the grant of a general mandate to repurchase DFG Shares and, if relevant, a specific mandate to issue new DFG shares for the placing mentioned in the section “Maintenance of the Listing of DFG” above.

Details of any ongoing connected transactions (between the PCCW Group and the DFG Group after Completion) will be included in a further announcement as required by the Listing Rules and are expected to be included in the circular to Shareholders (and, if applicable, in the circular to PCCW Shareholders) and, in that case, resolutions will also be proposed at the SGM (and, if applicable, at the EGM) for approval of such ongoing connected transactions. A separate announcement will be made when that circular is despatched. Such ongoing connected transactions may include the property and facilities management services described in the section “Information on the Property Group and the Sale Assets”, if relevant.

DFG will appoint an independent financial adviser to advise its independent board committee, and an announcement will be made by DFG once that appointment is made.

A separate circular giving details of the Transaction and notice of the EGM is expected to be despatched by PCCW to the PCCW Shareholders as soon as practicable.

Trading in the DFG Shares was suspended at the request of DFG with effect from 9:30 am on 24 February 2004 pending the release of this announcement. Application has been made to the Stock Exchange for trading to resume from 9:30 am on 8 March 2004.

Trading in the shares of PCCW was suspended at the request of PCCW with effect from 9:30 am on 5 March 2004 pending the release of this announcement. Application has been made to the Stock Exchange for trading to resume from 9:30 am on 8 March 2004.

Exceptional Price Movement

DFG has noted the movements in the price and increase in the trading volume of the DFG Shares prior to the suspension of their trading on the Stock Exchange. The DFG Board is not aware of any reasons for such movements or increases.

Apart from the Transaction, the DFG Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisation which are discloseable under paragraph 3 of the Listing Agreement, neither is the DFG Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Warnings

Shareholders of PCCW and DFG and potential investors should note that the Transaction, which is subject to a number of conditions precedent, may or may not be completed. In particular, the Transaction is subject to, among others, conditions precedent that the Whitewash Waivers be obtained, and thus if the Share Whitewash Waiver is not available and a mandatory general offer is required to be made following Completion, the Transaction will not proceed (unless that condition is Waived). In the circumstances, a mandatory general offer will not be made by PCCW (unless that condition is Waived).

Shareholders of PCCW and DFG and potential investors are reminded to exercise caution when dealing in the securities of these issuers.

Definitions

In this announcement, the following terms have the meanings set out below:

“Acquisition Agreement”	the agreement dated 5 March 2004 under which DFG has conditionally agreed to acquire the Sale Shares and the Sale Assets from PCCW;

“Bye-Laws”	the current bye-laws of DFG;

“Capital Reorganisation”	the reduction in value by cancelling HK$0.39 of the capital paid up on each issued Existing DFG Share of HK$0.40 so as to form (after a 10:1 share consolidation) one DFG Share of HK$0.10, the cancellation of each unissued Existing DFG Share and the Share Premium Cancellation;

“Completion”	completion of the sale and purchase of the Sale Shares and the Sale Assets in accordance with the Acquisition Agreement;

“Concert Parties”	in respect of a person, means parties acting in concert (within the meaning ascribed to that term under the Takeovers Code) with such person in relation to voting of DFG Shares;

“Convertible Notes”

the Tranche A Note and the Tranche B Note, to be issued by DFG entitling the holder thereof to convert the principal amount thereof into new DFG Shares, which is to be issued by DFG to PCCW (or as it may direct) to satisfy in part the consideration for the Sale Shares and the Sale Assets;

“Consideration Shares”	1,648,333,333 new DFG Shares to be allotted and issued at HK$1.80 per share to PCCW (or as it may direct) to satisfy in part the consideration for the Sale Shares and the Sale Assets;

“Convertible Note Whitewash Waiver”	a waiver of the obligation of PCCW to make a mandatory offer for all the DFG Shares under Rule 26 of the Takeovers Code as a result of the issue of new DFG Shares to PCCW (or as it may direct) pursuant to a partial or full exercise of the Convertible Notes or any of them;

“CSH”	China Strategic Holdings Limited, the controlling shareholder of DFG and whose shares are listed on the Stock Exchange;

“Cyberport Developer”	Cyber-Port Limited, a member of the Property Group and the developer of the Cyberport project;

“Cyberport Loan”	the non-interest bearing and non-recourse loans owing by the Cyberport Developer to PCCW (which was approximately HK$4,503 million as at 31 January 2004);

“DFG”	Dong Fang Gas Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the Stock Exchange;

“DFG Board”	the board of directors of DFG;

“DFG Group”	DFG and its subsidiaries;

“DFG Shares”	shares in the share capital of DFG of par value HK$0.10 each immediately following the Capital Reorganisation including a 10:1 share consolidation becoming unconditional and effective;

“Dr. Chan”	Dr. Chan Kwok Keung, Charles, the chairman and an executive director of DFG;

“EGM”	the extraordinary general meeting of PCCW to be held to seek the PCCW Shareholders’ approval of the Transaction;

“Exchange Company”	PCCW-HKT Telephone Limited, being a wholly-owned subsidiary of PCCW which uses the Telephone Exchanges;

“Executive”	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, or any delegate for the time being of the Executive Director;

“Existing DFG Shares”	existing share(s) of HK$0.40 each in the share capital of DFG;

“Government”	the Government of Hong Kong Special Administrative Region;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Loans”	HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW;

“PCCW”	PCCW Limited, a company incorporated in Hong Kong and whose shares are listed on the Stock Exchange;

“PCCW Board”	the board of directors of PCCW;

“PCCW Group”	PCCW and its subsidiaries;

“PCCW Shareholders”	holders of shares in the capital of PCCW;

“PCCW Tower”	PCCW Tower at TaiKoo Place in Quarry Bay, Hong Kong, where TaiKoo Place is situated on the north-eastern side of King’s Road with Tong Chong Street at its northern side;

“PCP Beijing”	Pacific Century Place Beijing, situated at No. 2A Worker’s Stadium Road North, about 50 metres west of Dong San Huan Road in Chaoyang District of Beijing, the PRC;

“PRC”	the People’s Republic of China;

“Property Group”	Property Holdco and its subsidiaries at Completion;

“Property Holdco”	Ipswich Holdings Limited, being a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of PCCW and the holding company of the Property Group;

“Queen’s Road Exchange”	the property situated at Ko Shing Street and Wo Fung Street, Western, Hong Kong, which are erected on Subsection 3 of Section F of Marine Lot No.58, Subsection 5 of Section F of Marine Lot No.58, The Remaining Portion of Section F of Marine Lot No.58, Subsection 2 of Section F of Marine Lot No.58 and Subsection 1 of Section C of Marine Lot No.58;

“Redevelopment Right”	the right of first refusal to participate in a joint venture between a wholly-owned subsidiary of Property Holdco and the Exchange Company (or, if applicable, another member of the PCCW Group) to redevelop each relevant Telephone Exchange if and when that member of the PCCW Group obtains such redevelopment rights in the future;

“Sale Assets”	the Loans and the Queen’s Road Exchange;

“Sale Shares”	the entire issued share capital of Property Holdco;

“SGM”	the special general meeting of DFG to be held to seek, among other things, the Shareholders’ approval of the Transaction and of the Whitewash Waivers;

“Share Premium Cancellation”	the proposed cancellation of an amount of approximately HK$47.14 million standing to the credit of the share premium account of DFG and the transfer of the amount so cancelled to the contributed surplus account of DFG;

“Share Whitewash Waiver”	a waiver of the obligation of PCCW to make a mandatory offer for all the DFG Shares under Rule 26 of the Takeovers Code as a result of the issue of the Consideration Shares to PCCW (or as it may direct);

“Shareholders”	holders of Existing DFG Shares or, where appropriate, DFG Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers;

“Telephone Exchanges”	the premises which are mostly held at present under private treaty grants from the Government and used by the Exchange Company primarily for the purpose of allowing telephone lines to be connected to one another for the provision of telecommunications services to the public (excluding the Queen’s Road Exchange);

“Tranche A Note”	Convertible Notes, with a face value of HK$1,170 million, which are convertible into new DFG Shares, details of which are set out in the section “Summary of the Terms and Conditions of the Convertible Notes” above;

“Tranche B Note”	Convertible Notes, with a face value of HK$2,420 million, which are convertible into new DFG Shares, details of which are set out in the section “Summary of the Terms and Conditions of the Convertible Notes” above;

“Transaction”	the transactions contemplated under the Acquisition Agreement;

“Waived”	in respect of item 4 in the section headed “Conditions Precedent” above concerning the Share Whitewash Waiver, means the Share Whitewash Waiver being waived by PCCW subject to PCCW having demonstrated to the satisfaction of the Executive that it has sufficient financial resources to fulfil its obligations under Rule 26 of the Takeovers Code; and

“Whitewash Waivers”	the Share Whitewash Waiver and the Convertible Note Whitewash Waiver.

By Order of the Board	By Order of the Board
PCCW Limited	Dong Fang Gas Holdings Limited
Hubert Chak	Feona Ng
Company Secretary	Company Secretary
Hong Kong, 5 March 2004

The directors of DFG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to the PCCW Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge the opinions expressed in this announcement (other than information relating to the PCCW Group) have been arrived at after due and careful consideration and there are no other facts (other than information relating to the PCCW Group) not contained in this announcement the omission of which would make any of the statements (other than information relating to the PCCW Group) in this announcement misleading.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information relating to the PCCW Group contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge the opinions expressed in this announcement relating to the PCCW Group have been arrived at after due and careful consideration and there are no other facts relating to the PCCW Group not contained in this announcement the omission of which would make any of the statements relating to the PCCW Group in this announcement misleading.

Item 5

PCCW Infrastructure Division becomes part of
a separate listed company majority-owned by PCCW

HONG KONG, March 7, 2004 – PCCW Limited announced today that its property division, PCCW Infrastructure, would become part of a separate listed company to be majority owned by PCCW.

As part of the transaction, PCCW will transfer ownership of companies holding its investment properties and related property and facilities management companies to such company — including, in Hong Kong, PCCW Tower, and in Beijing, Pacific Century Place. PCCW will also transfer ownership of Cyber-Port Limited (CPL) along with its continuing role in the development of the Cyberport project (including Residence Bel-Air) to such company.

The company would also have the right of first refusal to jointly redevelop with PCCW the local telephone exchange sites throughout Hong Kong, subject to Government approval on the redevelopment.

“This plan will meet several objectives,” said PCCW Deputy Chairman and Group Managing Director Jack So. “It will create additional value to PCCW shareholders, by unlocking value in the property assets and by enabling the property company to develop property projects in the future. And it will permit PCCW to focus on its core telecommunications and related businesses.”

“It will not only give investors in PCCW a continued interest in property, through PCCW’s majority interest, but will also enable people to invest directly in the property company. It will also make more transparent the substantial value PCCW has in its property-related businesses,” he said.

Robert Lee, chairman of PCCW Infrastructure, will become the Chief Executive of the new property company. Richard Li, chairman of PCCW, will become chairman of the new company.

“By moving our very successful Residence Bel-Air development in Cyberport and other property assets to a separate company, we are giving investors direct access to this valuable part of the PCCW Group,” Robert Lee said. “We want to seize full advantage of the current positive conditions in the property market. This pure property play will focus on realizing the full value of the property portfolio.”

“We will have our own separate platform to pursue new property development projects,” he said. “We will leverage our proven expertise with Residence Bel-Air to invest in other high-end residential and hospitality projects, and we will unlock the potential value in the redevelopment of PCCW’s telephone exchanges.”

Cont'd...

The company will take over PCCW Infrastructure’s property development, investment and property and facilities management functions with more than 300 experienced staff. Currently the group manages all of PCCW’s infrastructure and property portfolio in Hong Kong and Greater China.

“The team provides first class property management services to the existing PCCW offices and exchange buildings. We see an opportunity to market this expertise and create new revenue streams for the new company,” Mr. Lee said.

To achieve the above objectives, PCCW has reached a conditional agreement with Dong Fang Gas Holdings Limited (DFG), an investment holding company listed on the Stock Exchange of Hong Kong, for the proposed transfer of PCCW’s property interests to DFG.

Under the agreement, DFG will pay HK$6.557 billion (US$841 million) in total for the business by issuing new shares and convertible notes to PCCW. As part of the transaction, CPL will be required to repay the loan of approximately HK$4,503 million due to PCCW, which is equivalent to what PCCW has contributed to part finance the construction of the Cyberport project.

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About PCCW

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW) is the largest communications provider in Hong Kong and one of Asia’s leading IT&T players. Hong Kong’s image as a center of technology excellence continues to be enhanced by PCCW’s innovation, especially in new generation fixed-line telephony, broadband, IT, wireless and delivery of home entertainment. Internationally, PCCW provides cutting-edge technical services to network operators, and enables organizations to bring their business to Asia and take Asian business to the rest of the world. The Company’s English name was changed in 2002 from “Pacific Century CyberWorks Limited” to “PCCW Limited”.

To learn more about PCCW, go to www.pccw.com

For media inquiries, please call:	For investor inquiries, please call:

Joan Wagner	Erik Floyd / Lisa Cheong
Corporate Communications	Investor Relations
Tel: (852) 2514-8883	Tel: (852) 2514-5084
Email: joan.wagner@pccw.com	Email: ir@pccw.com